

AMERICAN GREETINGS CORP
...says it best®

Annual Report 2003



sharing
love gratitude passion happ
concern
celebration fam
friendship pride

2/28/03
P.E.

ARS
PROCESSED
MAY 23 2003
THOMSON
FINANCIAL







modify

exceed

support

iness improve evolve excel

focus adapt

ily energize succeed

advance rejuvenate

connect

solidify

learn develop

stimulate

change

share



At American Greetings, our mission is to help people everywhere express their innermost thoughts and feelings, enhance meaningful relationships and celebrate life's milestones and special occasions. In this year's annual report, we express a passion of our own – for the vision of growth and strategic initiatives that are bringing an exciting new spirit to our company.

perform

Corporate Profile

Founded in 1906, American Greetings is one of the world's largest manufacturers of social expression products. Along with greeting cards, our product lines include seasonal gift wrap and boxed cards, party goods, reading glasses, candles, stationery, calendars, educational products, balloons and electronic greetings.

We have wholly owned subsidiaries in the United Kingdom, Canada, Australia, New Zealand, Mexico and South Africa and have licensees in about 70 other countries. Based in Cleveland, American Greetings employs more than 20,000 associates and is home to one of the world's finest creative studios.

Contents

Corporate Profile	1
Letters to Shareholders	2
Supply Chain Transformation	6
Category Innovation	8
Strategic Account Management	10
Human Capital Development	12
Financial Statements	14
Notes to Financial Statements	20
Selected Financial Data	38
Management's Discussion and Analysis	40
Board of Directors and Corporate Directory	51
Chairman's Award	52
Investor Information	53













Fellow Shareholders

Last March, we said fiscal 2003 would continue a period of stabilization for our Corporation, and we're proud to say we surpassed that goal this year. We not only delivered on our earnings estimates, but we greatly improved our financial position, exceeded our cash flow projections, reinvested in the future of our business, and laid the groundwork for an organizational structure that will serve us well in the years ahead.

With that in mind, let's review our operating results and other developments from the past year:

« 2003 Operating Results »
American Greetings made tremendous progress in improving its financial position in 2003. The restructuring benefits from fiscal 2002, as well as additional cost-savings programs implemented this year, enabled us to achieve net income of $121.1 million and hit the high end of our earnings projections at $1.63 per share assuming dilution.

We also ended the year with $208 million of cash on the balance sheet, which is more than double last year's balance. Combined cash flow from both operating and investing activities was $90 million in fiscal 2003, which included the funding of our previously disclosed $143 million corporate-owned life insurance (COLI) tax liability.

We achieved these results while investing in our supply chain transformation initiative, which is making us a more efficient company as we enter fiscal 2004.

The year presented many challenges such as a slow retail environment and continued instability at specific retailers. We were able to offset some of these pressures by driving productivity at many of our other accounts. In addition, we implemented organizational efficiencies that offset the top line challenges.

« Executive Leadership Changes »
One of the most notable developments from last year was the completion of a succession plan* that we initiated in concert with our board of directors three years ago. Specifically we established performance objectives by which Zev Weiss and Jeffrey Weiss would prove their ability to assume their new roles. By helping develop our four strategic initiatives, by bringing on a very motivated and talented group of senior vice presidents from among the world's most admired companies, and by achieving our 2003 financial goals, they not only demonstrated their leadership abilities, but have positioned this company for success going forward.

We are confident that the new American Greetings team will see us through this pivotal period in our history. We look forward to helping shape our Corporation's future, as







we will both remain very involved in the business through our positions on the board of directors.

In closing, we would like to thank you, our shareholders, for your continued support of our Corporation. As we move now into our new roles, we hope you share our confidence in the American Greetings of tomorrow.

Sincerely,

Morry Weiss
Chairman

James C. Spira
President and
Chief Operating Officer



* Effective June 1, 2003: Morry Weiss (second from left), chairman and chief executive officer since 1992, will relinquish his role as CEO but will remain chairman of the board. James Spira (far right), president and chief operating officer since 2000, will retire from the Corporation, but will continue to serve as a member of the board of directors and as an advisor to management. Zev Weiss (far left) will become chief executive officer of American Greetings, and Jeffrey Weiss (second from right) will become president and chief operating officer. Both will also assume seats on the board. Harry Stone will become a director emeritus as Zev and Jeffrey move into their new board seats.






Fellow Shareholders

This has been a very exciting year — exciting because we achieved our plan for fiscal year 2003 and positioned ourselves for future growth despite many challenges. Successfully meeting those challenges is a tribute to the diligence and hard work of each of our associates. We want to take this opportunity to thank everyone at American Greetings who enabled the Corporation to reach its goals this year.

« Vision for Growth »

Our fiscal 2003 success is evidence that the strategies we have in place are the right ones. In the following pages you will read about our "vision for growth." To make this vision a reality, we have established four strategic initiatives. We launched these initiatives last year, and they were instrumental in our success. Going forward, the strategic initiatives will be the framework for growing our business. We have set a course, we are on track, and we are confident in the road ahead.

« Leadership Transitions »

We thank two very important people who have helped blaze the trail of success here at American Greetings. Morry Weiss, who will step down as chief executive officer this year, has been a guiding force at American Greetings for 40 years. His leadership and vision have created a strong foundation for our growth and a personal legacy for us to uphold. James Spira retires as president and chief operating officer this year after accomplishing his goals of overseeing our restructuring, establishing our strategic vision and helping to form our new management team. During the last three years, he has been an invaluable mentor to us both. It is with deep appreciation and warmest regard that we succeed these leaders in our new roles.

We know that growing the Corporation will require strong leadership and dedicated teamwork. That's why we have added new people in key executive positions. Drawing on the most experienced and skilled executive talent throughout the country, we have assembled a world-class senior management team. We are proud of their accomplishments so far and are confident that they can take American Greetings to the next level of success.

« Fiscal 2004 Estimates »

The foundation for our growth will come from the greeting card category. This category is one of the largest in mass retail. Retailers devote substantial shelf space to our products to satisfy consumer demand for selection, seasonal greetings and new trends. American Greetings is the category leader in mass retail because of our ability to maximize the benefits of social expression. We have a dynamic team of more than 16,000 retail merchandisers who visit our retailers on a daily basis, one of



the world's finest creative groups, a heightened focus on the retailer and consumer, and an increasingly efficient supply chain.

In 2004, we are focusing on delivering profit growth, improving our return on assets and generating very strong cash flow. We will do this while reinvesting in the core business and reducing our outstanding debt. Specifically, we expect our earnings per share assuming dilution to be between $1.60 and $1.65.* Within these estimates, we expect to reinvest up to $35 million in our business to support our strategic objectives and ensure our long-term success.

In the first quarter of 2004, we used our cash balance, which exceeded $200 million at the end of fiscal 2003, to pay off $118 million of debt. For the full year, we expect to generate more than $150 million of combined cash flow from both operating and investing activities.

The task before us is exhilarating. We appreciate the confidence that our predecessors have placed in us as well as the support they have given us. Those who have a stake in American Greetings and an interest in our success can rest assured that our passion for this business will keep us committed to meeting their highest expectations.

Sincerely,

Zev Weiss
Chief Executive Officer (Elect)



Jeffrey Weiss
President and
Chief Operating Officer (Elect)







* Fiscal 2003's earnings per share results of $1.63 include a $12 million pretax gain on the sale of an investment.

Supply Chain Transformation:
A Strategy for Greater Efficiency and Flexibility







We are on a journey to fundamentally transform our supply chain in order to improve revenue, reduce costs and substantially reduce the time from product concept to retail.

That is the motivation behind our supply chain initiative (the process through which we develop, manufacture, distribute and service our products). By building on the improvements of our fiscal year 2002 restructuring, we have identified an additional $50 million to $75 million in annual benefits that we expect to realize over the next two years.

These benefits will come from several areas, including:

* **Manufacturing** – We have more than 15 manufacturing or distribution facilities that enable us to manufacture approximately 1.8 billion greeting cards per year. We are streamlining workflows in these facilities and reducing skus to further speed responsiveness and lower labor costs. We plan to cut our current manufacturing cycle times in half, which will enable us to provide fresher products to our retailers and consumers and grow our top line.

* **Purchasing** – As a leader in the social expression category, we have significant scale. We expect to realize savings through global sourcing and expanding strategic supplier partnerships.

* **Distribution** – We are continuing to consolidate our distribution network to improve service to retailers while reducing costs. For example, at the end of fiscal 2003 we announced the closing of our McCrory, Ark., distribution facility and subsequent transfer of that work to our larger and more technologically advanced facilities in Osceola, Ark., and Danville, Ky.



* **Field service management** – We have a dynamic workforce of more than 16,000 merchandisers visiting our retailers. By better understanding retailer needs, we can improve service while reducing costs and supporting future account growth. Our new model reduces the number of sales territories while actually increasing the frequency of service calls in high-volume stores.



* ***Seasonal & everyday cards*** – Increasingly sophisticated market information will enable us to improve our in-stock position on the fastest-turning items, eliminate nonproductive items, and modify product assortment in response to consumer needs.

As part of this transformation, we are customizing our supply chain to meet retailer-specific needs. The resulting flexibility, which will meet the differentiated approach of our retailers, is also essential to the success of our strategic account management initiative discussed on page 10.

The transformation of our supply chain is a multi-year journey. We began implementing initial changes in fiscal 2003. By making improvements such as these, we expect to improve our margins, continue to exceed retailer needs, strengthen our balance sheet and grow our net sales, cash flow and profitability.

Along with our other strategic initiatives, the transformation of our supply chain will be vital to our growth.



This chart is a graphic representation of our supply chain, which is a network of organizations, activities and processes that produce value in the form of products and services to the ultimate consumer.












Category Innovation:
Leveraging Creativity

We are shaping the future of the social expression category by leveraging our single greatest core competence: creativity.

We are combining the strength of one of the world's finest creative studios with an intense focus on consumer behavior to drive growth in the core social expression business. By completely rethinking the consumer experience, we plan to bring new perspectives to merchandising, in-store marketing, retail promotions and product development.



Twisted Whiskers

The first wave of innovation focuses on our growing lineup of widely recognized licensed characters. Two of our classic properties returned to the retail store shelves, much to the delight of a new generation of eager consumers. As 1980s nostalgia became one of the country's hottest merchandising trends, we successfully reintroduced two character properties, Care Bears and Strawberry Shortcake.

More than 2.5 million Care Bears stuffed toys have already shipped to retailers since their return last summer, which is just one of the reasons why USA Today selected Care Bears as a top ten toy for the 2002 holiday season.

Meanwhile, recently released Strawberry Shortcake movies are already among this year's top-selling videos, ranking as high as No. 2 in weekly sales, according to Billboard magazine. The Strawberry Shortcake doll assortment made the top 12 in a recent version of The Toy Book's "What's Hot" list among TV-promoted toys.

We also expanded our partnership with Nickelodeon by signing an exclusive agreement for its hottest properties, such as Dora the Explorer, SpongeBob SquarePants and others. We are already in the process of developing new social expression products that leverage our creativity with these popular characters.

In a very different way, our Jeff Foxworthy "You Might Be a Redneck" line showcases our ability to leverage our licensing expertise to create innovative social expression products. In response to enthusiastic consumer reaction, the collection has expanded to include everyday cards for birthday, friendship, thank you, encouragement, romantic and other situations. A line of gift products to complement the greeting card program will be in stores this summer.





Strawberry Shortcake made her comeback with great fanfare at the 2003 Tournament of Roses Parade on New Year's Day in Pasadena.



energize



Strawberry Shortcake

While we are very proud of our history of innovation in licensing, we take just as much pride in our own original designs and product concepts. Among the latest examples is Twisted Whiskers, a line of cards that features comically distorted animal photographs. The line, launched as a promotion at a major retailer, was so successful that we have rolled it out nationally and expanded the offering to include everyday and seasonal cards, as well as gift packaging, T-shirts, plush toys, mugs and more.

Our category innovation initiative is the foundation of our sustained competitive advantage, as well as one of the keys to our future success.

stimulate





SpongeBob SquarePants from Nickelodeon

rejuvenate

exceed

Strategic Account Management:

Increasing Sales and Enhancing Customer Service

We are responding faster and better than ever to the changing needs of our retail partners and the marketplace.

Retailers' needs and expectations are as different as the customers they serve. The goal of strategic account management is to help us better align our strategies with those of our retailers to help them meet their consumers' needs.

Strategic account management affects every aspect of our product development, market research, manufacturing and distribution teams.

By linking the sales and marketing processes more closely together and enhancing cooperation among our internal departments, the process is transforming American Greetings from product orientation to customer orientation.

For example, we are now using design-specific point-of-sale data to stock the most productive skus and more quickly move from product concept to retail – fundamental ingredients for assuring retailer satisfaction, building mutual profitability and growing the social expression category.

Establishing dedicated marketing teams to provide an appropriate level of support for all our accounts is another key to this initiative. It is already proving very successful with the retailers where we have implemented it, such as Wal-Mart, CVS and Albertsons.

We also use the strategic account management model for Target, another one of our largest retailers. The accomplishments of this team recently garnered Target's vendor award of excellence as a recognition of our partnership in marketing,

support









TARGET

2002
Vendor Award of Excellence

AMERICAN GREETINGS

Partnerships with vendors who share our passion for outstanding performance have contributed greatly to the continued growth and success of Target over the past 40 years.

Each year we recognize a select group of vendors for their superior business practices and dedication to the Target brand.

With this award, Target recognizes your innovative leadership, superior execution and commitment to our core strategies of Differentiation, Value and Reliability.

On behalf of all Target team members and guests, we extend our sincere thanks for your exceptional support. We look forward to our continued partnership and a future of shared success.

American Greetings was awarded Target's vendor award of excellence for world-class marketing, merchandise planning and field service.

share

merchandise planning and field service. Target cited our sales performance, service reliability, differentiation, value and speed to market as reasons why we received this honor.

Strategic account management also pays dividends in competitive market share gains. For example, stellar customer service and productivity helped us secure 1,400 additional Albertsons stores this year. We will grow our business at this account by focusing on understanding its consumers and tailoring our products accordingly.

Other examples of improvements we will implement in our strategic account management strategy include:

* Using point-of-sale information to increase everyday greeting card productivity by revising store product mix to fit unique customer characteristics.

* Increasing seasonal productivity by using consumer research to optimize product selection while minimizing inventory investment.

* Linking extensive consumer and fashion trend information to align our strategies better with those of our retailers in areas such as operations, logistics, service, promotions and product.

By merchandising and thinking like retailers as part of our strategic account management strategy, we will provide the greatest possible impact and value to our customers.











Culture and Human Capital Development:

Inspiring Performance from Our People

As we reshape the way we think and operate, our success ultimately depends on the talent and performance of people at every level of our organization. Our focus on culture and human capital development is the essential platform for each of our other three strategic initiatives.

The goal of our culture and human capital development initiative is to link operating performance with human capital performance. This will ensure our efforts revolve around the needs of our associates, retailers, consumers and shareholders.



An organization's culture is a function of its people and their behavior. The "people" component starts with the selection of associates. One of our first steps in implementing our human capital strategy was to add three senior vice presidents — Mike Goulder, executive operations officer; Bob Ryder, chief financial officer; and Steve Willensky, executive sales and marketing officer — during fiscal 2003. With the experience they bring from outside American Greetings, this invigorated new management team has joined forces with our many seasoned leaders to guide our company through this period of change and evolution.

Selection is only part of the people component; performance assessment is also a critical aspect in the equation. We are currently developing a process for assessing the capabilities of our associates in relation to the skills that they will need tomorrow. This enables us to identify and close any capability gaps, as the skills that have made us successful today are not necessarily those that are going to make us successful in the future.

Related to skill assessment is performance management. We have instituted a new system to ensure that our reward system is commensurate with associate performance. Our goal in this model is to recognize top performance and contributions with increased rewards.

Equally important is our commitment to associate growth, which manifests itself in training and development programs. We encourage our associates to engage in at least 20 hours of professional development each year and offer programs ranging from computer skills to executive-level management training.

The other critical side of the "people" equation is the "behavior" piece. We have an ongoing and concerted











effort to reinforce key behaviors with our associates and through our business actions.

The first of these key behaviors is collaboration and teamwork. This involves people from all areas of the business working together to achieve common goals, chief among them being the four strategic initiatives that will drive our future growth. Another key behavior is open communication, where we have a common understanding and total alignment of thoughts, goals and activities, provided through multiple communication vehicles. A third is fact-based decision-making, which leverages a reliable database that allows us to analyze and make better decisions in a short period of time.

The final key behavior on which we are focusing is continuous improvement of both our people and our business processes.

Having the right people, measurements, skills and behaviors in place is the essence of our culture and human capital development initiative. We will ultimately be successful in this mission when we have created an environment where all of our associates know how they add value, can make a difference, be recognized and develop to realize their career dreams.

improve



REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

MANAGEMENT REPORT

The management of American Greetings Corporation has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Corporation's consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all of the Corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that the books and records properly reflect the transactions of the Corporation, and that assets are safeguarded against unauthorized acquisition, use or disposition. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The Corporation maintains a staff of internal auditors who review and evaluate both internal accounting and operating controls. The internal audit staff also coordinates with Ernst & Young LLP the latter's annual audit of the Corporation's financial statements.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the independent auditors and the internal auditors to ensure that each is carrying out its responsibilities. Both independent and internal auditors have full and free access to the Committee.

In recognition of the fact that quality people are the basis for a sound system of internal accounting controls, the Corporation maintains high standards in the selection and development of personnel.



Morry Weiss
Chief Executive Officer



Robert P. Ryder
Chief Financial Officer



Joseph B. Cipollone
Chief Accounting Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
American Greetings Corporation

We have audited the accompanying consolidated statement of financial position of American Greetings Corporation as of February 28, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Greetings Corporation at February 28, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 8 to the consolidated financial statements, effective March 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." In addition, as discussed in Note 1 to the consolidated financial statements, effective March 1, 2000, the Corporation changed its method of accounting for certain shipments of seasonal product.



Cleveland, Ohio
April 1, 2003

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended February 28, 2003, 2002 and 2001

Thousands of dollars except share and per share amounts

	2003	2002	2001
Net sales	$ 1,995,860	$ 1,927,346	$ 2,109,852
Costs and expenses:			
Material, labor and other production costs	881,771	937,001	933,937
Selling, distribution and marketing	620,885	685,942	724,915
Administrative and general	240,129	313,655	280,202
Restructure charges	—	56,715	—
Interest expense	79,095	78,599	55,387
Other (income) expense - net	(26,858)	51,758	16,778
	1,795,022	2,123,670	2,011,219
Income (loss) before income tax expense (benefit) and cumulative effect of accounting change	200,838	(196,324)	98,633
Income tax expense (benefit)	79,732	(74,014)	191,306
Income (loss) before cumulative effect of accounting change	121,106	(122,310)	(92,673)
Cumulative effect of accounting change, net of tax	—	—	(21,141)
Net income (loss)	$ 121,106	$ (122,310)	$ (113,814)
Earnings (loss) per share:			
Before cumulative effect of accounting change	$ 1.85	$ (1.92)	$ (1.46)
Cumulative effect of accounting change, net of tax	—	—	(0.33)
Earnings (loss) per share	$ 1.85	$ (1.92)	$ (1.79)
Earnings (loss) per share - assuming dilution	$ 1.63	$ (1.92)	$ (1.79)
Average number of shares outstanding	65,636,621	63,615,193	63,646,405
Average number of shares outstanding - assuming dilution	78,980,830	63,615,193	63,646,405

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

February 28, 2003 and 2002
Thousands of dollars except share and per share amounts

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 208,463	$ 100,979
Trade accounts receivable, less allowances for sales returns of $86,318 ($102,265 in 2002) and for doubtful accounts of $35,595 ($34,856 in 2002)	309,967	288,986
Inventories	278,807	290,804
Deferred and refundable income taxes	202,485	200,206
Prepaid expenses and other	234,766	185,207
Total current assets	1,234,488	1,066,182
GOODWILL - NET	209,664	199,195
OTHER ASSETS	748,540	933,133
PROPERTY, PLANT AND EQUIPMENT - NET	391,428	416,485
	$2,584,120	$2,614,995
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Debt due within one year	$ 133,180	$ 11,720
Accounts payable	180,498	130,601
Accrued liabilities	132,747	188,356
Accrued compensation and benefits	82,782	109,004
Income taxes	57,813	150,588
Other current liabilities	112,377	125,771
Total current liabilities	699,397	716,040
LONG-TERM DEBT	726,531	853,113
OTHER LIABILITIES	66,379	115,795
DEFERRED INCOME TAXES	14,349	27,628
SHAREHOLDERS' EQUITY		
Common shares – par value $1 per share:		
Class A - 73,886,138 shares issued less 12,586,963 Treasury shares in 2003 and 71,750,368 shares issued less 12,597,692 Treasury shares in 2002	61,299	59,153
Class B - 6,064,472 shares issued less 1,464,470 Treasury shares in 2003 and 6,066,092 shares issued less 1,457,615 Treasury shares in 2002	4,600	4,608
Capital in excess of par value	310,872	286,158
Treasury stock	(438,704)	(438,824)
Accumulated other comprehensive loss	(42,494)	(69,614)
Retained earnings	1,181,891	1,060,938
Total shareholders' equity	1,077,464	902,419
	$2,584,120	$2,614,995

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended February 28, 2003, 2002 and 2001
Thousands of dollars

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income (loss)	$121,106	$(122,310)	$(113,814)
Adjustments to reconcile to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	—	—	21,141
Write-down of equity investment	—	—	32,554
Impairment charge	—	37,000	—
Restructure charges	(15,603)	37,510	—
(Gain) on sale of marketable security	(12,027)	—	—
Depreciation and amortization	64,810	84,308	98,057
Deferred income taxes	(24,519)	13,416	72,449
Changes in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in trade accounts receivable	(15,636)	94,906	29,201
Decrease (increase) in inventories	18,260	63,942	(46,587)
Decrease (increase) in other current assets	5,933	(9,310)	(78,514)
Decrease (increase) in deferred costs - net	39,741	(124,798)	4,110
(Decrease) increase in accounts payable and other liabilities	(106,133)	(37,176)	87,256
Other–net	1,106	(1,137)	3,947
Cash Provided by Operating Activities	77,038	36,351	109,800
INVESTING ACTIVITIES:			
Business acquisitions	—	(22,500)	(179,993)
Property, plant and equipment additions	(31,299)	(28,969)	(74,382)
Proceeds from sale of fixed assets	1,613	4,020	22,294
Investment in corporate-owned life insurance	10,017	(8,927)	181
Other	32,940	(15,077)	36,751
Cash Provided (Used) by Investing Activities	13,271	(71,453)	(195,149)
FINANCING ACTIVITIES:			
Increase in long-term debt	—	554,398	—
Decrease in long-term debt	(124,833)	(81,122)	(80,431)
Increase (decrease) in short-term debt	116,747	(363,437)	257,541
Sale of stock under benefit plans	21,487	2,929	—
Purchase of treasury shares	(83)	(121)	(45,530)
Dividends to shareholders	—	(26,566)	(52,743)
Cash Provided by Financing Activities	13,318	86,081	78,837
EFFECT OF EXCHANGE RATE CHANGES ON CASH	3,857	(1,691)	(2,807)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	107,484	49,288	(9,319)
Cash and Cash Equivalents at Beginning of Year	100,979	51,691	61,010
Cash and Cash Equivalents at End of Year	$208,463	$ 100,979	$ 51,691

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years ended February 28, 2003, 2002 and 2001

Thousands of dollars except share and per share amounts

	Common Shares		Capital in Excess of Par Value
	Class A	Class B	
BALANCE FEBRUARY 29, 2000	$59,873	$4,647	$304,946
Net loss			
Other comprehensive loss:			
Foreign currency translation adjustment			
Unrealized loss on available-for-sale securities (net of tax of $129)			
Comprehensive loss			
Cash dividends – $0.62 per share			
Exchange of shares	1	(1)	
Sale of shares under benefit plans, including tax benefits	3		24
Purchase of treasury shares	(2,220)	(24)	
Shares issued in acquisition	1,200		(18,916)
Sale of treasury shares	3	7	
BALANCE FEBRUARY 28, 2001	58,860	4,629	286,054
Net loss			
Other comprehensive (loss) income:			
Foreign currency translation adjustment			
Unrealized gain on available-for-sale securities (net of tax of $940)			
Comprehensive loss			
Cash dividends – $0.20 per share			
Exchange of shares	42	(27)	
Sale of shares under benefit plans, including tax benefits	11		104
Purchase of treasury shares		(8)	
Sale of treasury shares		6	
Stock grants	240	8	
BALANCE FEBRUARY 28, 2002	59,153	4,608	286,158
Net income			
Other comprehensive income:			
Foreign currency translation adjustment			
Reclassification of realized gain on available – for-sale securities (net of tax of $3,040)			
Comprehensive income			
Exchange of shares	11	(11)	
Sale of shares under benefit plans, including tax benefits	2,133		24,714
Purchase of treasury shares		(5)	
Sale of treasury shares			
Stock grants and other	2	8	
BALANCE FEBRUARY 28, 2003	$61,299	$4,600	$310,872

See notes to consolidated financial statements.

reasury Stock	Shares Held In Trust	Deferred Compensation Plans	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
(445,758)	$(20,480)	$20,480	$(27,572)	$1,356,275	$1,252,411
				(113,814)	(113,814)
			(30,350)		(30,350)
			(257)		(257)
					(144,421)
				(39,407)	(39,407)
					27
(43,287)					(45,531)
41,716					24,000
202				(101)	111
(447,127)	(20,480)	20,480	(58,179)	1,202,953	1,047,190
				(122,310)	(122,310)
			(13,315)		(13,315)
			1,880		1,880
					(133,745)
				(13,834)	(13,834)
(15)					
					115
(113)					(121)
13				(109)	(90)
8,418				(5,762)	2,904
(438,824)	(20,480)	20,480	(69,614)	1,060,938	902,419
				121,106	121,106
			33,171		33,171
			(6,051)		(6,051)
					148,226
40				(95)	26,792
(78)					(83)
6				(4)	2
152				(54)	108
(438,704)	$(20,480)	$20,480	$(42,494)	$1,181,891	$1,077,464

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of American Greetings Corporation (the Corporation) and its subsidiaries. All significant intercompany accounts and transactions are eliminated. The Corporation's fiscal year ends on February 28 or 29. References to a particular year refer to the fiscal year ending in February of that year. For example, 2003 refers to the year ended February 28, 2003. The Corporation's subsidiary, AmericanGreetings.com, Inc., is consolidated on a two-month lag corresponding with its fiscal year-end of December 31.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform with the 2003 presentation. The Corporation adopted the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), effective March 1, 2002. As a result, certain amounts in the prior year financial statements have been reclassified. See below for further discussion.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Corporation considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Financial Instruments: The carrying value of the Corporation's financial instruments approximate their fair market values, other than the fair value of the Corporation's publicly traded debt. See Note 10.

Concentration of Credit Risks: The Corporation sells primarily to customers in the retail trade, including those in the mass merchandiser, drug store, supermarket and other channels of distribution. These customers are located throughout the United States, Canada, the United Kingdom, Australia, New Zealand, Mexico, South Africa, Malaysia, Hong Kong and Singapore. Net sales to the Corporation's five largest customers accounted for approximately 30%, 37% and 29% of net sales in 2003, 2002 and 2001, respectively. Net sales to Wal-Mart Stores, Inc. accounted for 11%, 12% and 10% of net sales in 2003, 2002 and 2001, respectively.

The Corporation conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral. While the competitiveness of the retail industry presents an inherent uncertainty, the Corporation does not believe a significant risk of loss from a concentration of credit exists.

During 2002, the Corporation entered into an exclusive supply agreement with a major customer. The agreement provided for certain advances and allowances to be earned over the length of the commitment. Subsequent to entering into the agreement, the customer filed for Chapter 11 protection. The customer has assumed the supply agreement with the Corporation in its approved plan of reorganization, and the Corporation expects that the customer will satisfy its purchase commitments under the terms of the agreement.

Deferred Costs: In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. Deferred costs estimated to be charged to operations during the next twelve months are classified as "Prepaid expenses and other" in the Consolidated Statement of Financial Position and the remaining amounts to be charged beyond the next twelve months are classified as "Other assets". These amortization charges match the costs of obtaining business over the periods to be benefited. The periods of amortization are continually evaluated to determine if later circumstances warrant revisions of the estimated amortization periods. Such costs are capitalized as assets reflecting the probable future economic benefits obtained as a result of the transactions. Future economic benefit is further defined as cash inflow to the Corporation. The Corporation, by incurring these costs, is ensuring the probability of future cash flows through sales to customers. The amortization of such deferred costs properly matches the cost of obtaining business over the periods to be benefited. The Corporation maintains adequate reserves for deferred contract costs related to supply agreements and does not expect that the non-completion of any particular contract would result in a material loss. See Note 9 for further discussion.

Inventories: Finished products, work in process and raw material inventories are carried at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for approximately 60% of the domestic inventories. The foreign subsidiaries principally use the first-in, first-out method. Display material and factory supplies are carried at average cost. See Note 6 for further information.

Investment in Life Insurance: The Corporation's investment in corporate-owned life insurance policies is recorded in "Other assets" net of policy loans. The net life insurance expense, including interest expense, is included in "Administrative and general" expenses in the Consolidated Statement of Operations. The related interest expense, which approximates amounts paid, was $25,453, $24,103 and $26,120 in 2003, 2002 and 2001, respectively. Subsequent to February 28, 2003, as part of its settlement with the Internal Revenue Service ("IRS"), the Corporation has agreed to surrender certain of its corporate-owned life insurance policies. See Note 16 for further discussion.

Goodwill: Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired in business combinations accounted for by the purchase method. Prior to 2003, goodwill was amortized on a straight-line basis over a period of 40 years for goodwill associated with the Social Expression Products segment and 5 to 15 years for goodwill associated with all other businesses. Accumulated amortization of goodwill was $46,605 at February 28, 2002. Goodwill was reviewed for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of". Impairment losses were recorded when the undiscounted cash flows estimated to be generated by those assets were less than the assets' carrying amounts.

On March 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement, which superseded APB Opinion No. 17, "Intangible Assets", eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 applies to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. Upon adoption, the Corporation discontinued amortization of its goodwill in accordance with this Statement. SFAS No. 142 also requires goodwill to be tested for impairment at least annually at a level of reporting defined in the Statement as a "reporting unit". The Corporation completed the first step of the transitional impairment test for goodwill during the second quarter of 2003 and determined there were no indicators of impairment as of March 1, 2002. The Corporation completed its annual test for impairment on December 2, 2002 and did not record an impairment charge for goodwill in 2003. See Note 8 for further discussion.

Translation of Foreign Currencies: Asset and liability accounts are translated into United States dollars using exchange rates in effect at the date of the consolidated balance sheet; revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments are reflected as a component of shareholders' equity.

Property and Depreciation: Property, plant and equipment are carried at cost. Depreciation and amortization of buildings, equipment and fixtures is computed principally by the straight-line method over the useful lives of the various assets. The cost of buildings is depreciated over 25 to 40 years; computer hardware and software over 3 to 7 years; machinery and equipment over 10 to 15 years; and furniture and fixtures over 20 years. Property, plant and equipment are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Revenue Recognition: Sales of seasonal product to non-related retailers are recognized at the approximate date the product is received by the customer and upon the sales of products to the consumer at Corporation-owned retail locations. Seasonal cards are sold with the right of return on unsold merchandise. The Corporation provides for estimated returns of seasonal cards when those sales to non-related retailers are recognized. Accrual rates utilized for establishing estimated returns reserves have approximated actual returns experience.

Except for seasonal products, sales are recorded by the Corporation upon shipment of products to non-related retailers and upon the sales of products to the consumer at Corporation-owned retail locations. Sales of these products are generally sold without the right of return. Sales credits for non-seasonal product are issued at the Corporation's sole discretion for damaged, obsolete and outdated products.

Sales of both everyday and seasonal products to retailers with scan-based trading arrangements with the Corporation are recognized when the products are sold by those retailers.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which among other guidance clarified the Staff's views on various revenue recognition and reporting matters. As a result, effective March 1, 2000, the Corporation adopted a change in its method of accounting for certain shipments of seasonal product. Under this accounting method, the Corporation recognizes revenue on these seasonal shipments at the approximate date the merchandise is received by the customer, commonly referred to in the industry as the ship-to-arrive date ("STA"), and not upon shipment from the distribution facility. STA is a more preferable method of recording revenue due to the large volumes of seasonal product shipment activity and the lead time required to achieve customer-requested delivery dates.

The implementation of the change has been accounted for as a change in accounting principle and applied cumulatively as if the change occurred at March 1, 2000. The effect of the change was a one-time non-cash reduction to the Corporation's earnings of $21,141, which is included in the Consolidated Statement of Operations for the year ended February 28, 2001. The Corporation recognized approximately $44,400 in net sales that are included in the cumulative effect adjustment as of March 1, 2000.

Shipping and Handling Fees: The Corporation classifies shipping and handling fees as part of "Selling, distribution and marketing" expenses. Shipping and handling costs were $141,259, $153,144 and $154,007 in 2003, 2002 and 2001, respectively.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $52,399, $57,049 and $61,610 in 2003, 2002 and 2001, respectively.

Other (Income) Expense – Net: In 2003, "Other (income) expense – net" included $12,027 of income on the sale of a marketable security investment, $6,670 of royalty income and $5,074 of interest income. The amount of the proceeds received from the sale of the marketable security investment of $16,964 is included in "Other" investing activities in the Statement of Cash Flows for the period. In 2002, "Other (income) expense – net" included $37,000 for the write-down of goodwill related to the Corporation's

subsidiary in Australasia and $9,464 for the write-down to the anticipated selling price of one of its foreign operating units, which the Corporation has decided to divest. See Note 3 for further discussion. In 2001, "Other (income) expense – net" included $32,554 related to the write-down of the Corporation's investment in Egreetings Network, Inc. ("Egreetings") to its fair market value and a pre-tax gain of $8,400 on the sale of a building in Canada. In the years presented, "Other (income) expense – net" also included foreign exchange gains and losses, gains and losses on asset disposals, and royalty and interest income. In 2002 and 2001, "Other (income) expense – net" also included the amortization of goodwill. See Note 8 for further discussion.

Income Taxes: Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Stock-Based Compensation: The Corporation has elected to continue to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Corporation has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure".

SFAS 148 requires prominent disclosure regarding the method used by the Corporation to account for stock-based employee compensation and the effect of the method used on reported results.

The following illustrates the pro forma effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS 123:

	2003	2002	2001
Net income (loss) as reported	$121,106	$(122,310)	$(113,814)
Employee stock-based compensation expense determined under fair value based method, net of tax	4,695	7,849	4,863
Pro forma net income (loss)	$116,411	$(130,159)	$(118,677)
Earnings (loss) per share:			
As reported	$ 1.85	$ (1.92)	$ (1.79)
Pro forma	$ 1.77	$ (2.05)	$ (1.86)
Earnings (loss) per share – assuming dilution:			
As reported	$ 1.63	$ (1.92)	$ (1.79)
Pro forma	$ 1.57	$ (2.05)	$ (1.86)

The fair value of the options granted used to compute pro forma net income (loss) and pro forma earnings (loss) per share is the estimated present value at the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.8%	4.5%	5.9%
Dividend yield	0.0%	3.9%	5.4%
Expected stock volatility	0.53	0.58	0.46
Expected life in years:			
Grant date to exercise date	4.4	7.6	7.7
Vest date to exercise date	1.3	2.4	2.4

The weighted average fair value per share of options granted during 2003, 2002 and 2001 was $5.96, $3.33 and $4.14, respectively.

New Pronouncements: In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This Statement, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", provides a single accounting model for the disposal of long-lived assets. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The Corporation adopted this statement effective March 1, 2002.

In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer/Reseller", which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", and EITF No. 00-14, "Accounting for Certain Sales Incentives". EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a reduction of revenue. The Corporation adopted EITF 01-09 effective March 1, 2002. Certain amounts in the prior years related to incentive payments, amortization of deferred costs and other customer benefits have been reclassified to reflect this adoption. For 2002, net sales; material, labor and other production costs; and selling, distribution and marketing expenses were reduced by $428,394, $55,244 and $373,150, respectively. For 2001, net sales; material, labor and other production costs; and selling, distribution and marketing expenses were reduced by $408,962, $65,334 and $343,628, respectively. These reclassifications did not affect net income for those periods.

In April 2002, SFAS No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", was issued. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 requires that debt extinguishment must meet the criteria under APB Opinion No. 30 to be classified as an extraordinary item. This Statement also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Corporation does not believe that adoption of this Statement will have a material impact on the financial statements of the Corporation.

In June 2002, SFAS No. 146, "Accounting for Exit or Disposal Activities", was issued. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. SFAS No. 146 requires that liabilities for one-time termination benefits that will be incurred over future service periods should be measured at the fair value as of the termination date and recognized over any future service period. These liabilities should be adjusted for subsequent changes resulting from revisions to either the timing or amount of estimated cash flows, discounted at the original credit-adjusted risk-free rate. Interest on the liability would be accreted and charged to expense as an operating item. In the normal course of business, in the fourth quarter of 2003, the Corporation undertook numerous individual and independent cost reduction programs that included charges for employee severance costs. While none of the independent programs were material individually, aggregate severance costs of $8,864 for approximately 500 positions were recorded at the end of 2003. All affected employees were notified of termination prior to February 28, 2003, and were terminated in early 2004. All severance is expected to be paid by the end of 2004.

In November 2002, FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. No additional disclosures are required by the Corporation related to this Interpretation.

NOTE 2 – ACQUISITIONS

2002 - BlueMountain.com

On September 12, 2001, the Corporation completed its acquisition of BlueMountain.com, a division of At Home Corporation, for a cash price of $35,000. The BlueMountain.com division operates an online card and entertainment Internet site, www.bluemountain.com. The acquisition was affected through AmericanGreetings.com, Inc., and the majority of the purchase price was allocated to goodwill.

2001 - Gibson Greetings, Inc.

On March 9, 2000, the Corporation completed its acquisition of Gibson Greetings, Inc. ("Gibson") for a cash price of $10.25 per share. Gibson distributed individual relationship communication products, including greeting cards, gift wrap, party goods and licensed products. Gibson held a minority equity interest in Egreetings; the Corporation subsequently acquired the remaining shares of Egreetings in March 2001.

The acquisition has been accounted for by the purchase method of accounting, and accordingly, the consolidated statements of operations include the results of Gibson

beginning with the first quarter of 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Corporation's management based on information available and on assumptions as to future operations. A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:	
Assets acquired	$ 296,086
Liabilities assumed	(165,065)
Excess of cost over net assets acquired	49,288
Purchase price	180,309
Less cash acquired	10,147
Net cash paid (including $30,000 paid in 2000)	$ 170,162

The acquisition of Gibson was primarily financed through short-term borrowings which were subsequently refinanced. See Note 10 for further discussion.

As a result of the acquisition of Gibson, the Corporation incurred acquisition integration expenses for the incremental costs to exit and consolidate activities at Gibson locations, to involuntarily terminate Gibson employees, and for other costs to integrate operating locations and other activities of Gibson with the Corporation. Generally accepted accounting principles require that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. An additional requirement is that acquisition integration expenses which are associated with the generation of future revenues and have future economic benefit, and those associated with integrating Gibson operations into the Corporation's locations, must be recorded as expense. The components of the acquisition integration liabilities included in the purchase price allocation for Gibson follow:

	Facility Obligations	Workforce Reductions	Other	Total
Provision in 2001	$59,483	$11,405	$19,363	$90,251
Cash expenditures	5,649	10,084	10,973	26,706
Balance February 28, 2001	53,834	1,321	8,390	63,545
Cash expenditures	6,063	1,321	6,848	14,232
Balance February 28, 2002	47,771	—	1,542	49,313
Cash expenditures	16,351	—	515	16,866
Balance February 28, 2003	$31,420	$ —	$ 1,027	$32,447

The acquisition integration liabilities are based on the Corporation's integration plan which focuses on distribution facility rationalization. The Corporation anticipates making payments on the facility obligations through 2006.

2001 - CPS Corporation

On July 13, 2000, the Corporation completed its acquisition of CPS Corporation ("CPS"), for a cash price of $31,000 plus 1,200,000 shares of the Corporation's common stock. CPS is a supplier of gift wrap and decorative packaging.

NOTE 3 – RESTRUCTURING AND SPECIAL CHARGES

2002

During 2002, the Corporation undertook three initiatives: the reorganization of the core greeting card business, the implementation of scan-based trading, and a change in the contractual relationship with a strategic partner of the Corporation's Internet business. In total, the Corporation incurred $314,448 of pre-tax special charges during 2002 in connection with these initiatives.

Included in the special charges noted above is a restructure charge of $56,715. This charge was for costs associated with the consolidation and rationalization of certain of the Corporation's domestic and foreign manufacturing and distribution operations, including employee severance and benefit termination costs. The restructure charge also included a charge for a change in the contractual relationship with a partner of the Corporation's Internet unit. More specifically, the restructure charge included $29,053 for employee termination benefits, $2,054 for facility rationalization costs, $1,500 for lease exit costs, $17,727 for a change in the contractual relationship with a partner of the Corporation's Internet unit and $6,381 of other related costs. In total, approximately 1,600 positions were eliminated, comprised of approximately 1,200 hourly and 400 salaried positions. All activities were substantially completed by February 28, 2002.

The following table summarizes the provisions and remaining reserve associated with the restructure charge at February 28, 2003:

	Termination Benefits	Facility Rationalization Costs	Lease Exit Costs	Change in Contractual Relationship	Other Costs	Total
Provision in 2002	$ 29,053	$ 2,054	$ 1,500	$ 17,727	$ 6,381	$ 56,715
Non-cash charge	—	—	—	(17,727)	—	(17,727)
Cash expenditures	(11,076)	(1,829)	—	—	(6,300)	(19,205)
Balance February 28, 2002	17,977	225	1,500	—	81	19,783
Cash expenditures	(13,936)	(185)	(1,401)	—	(81)	(15,603)
Balance February 28, 2003	$ 4,041	$ 40	$ 99	$ —	$ —	$ 4,180

Included in "Accrued liabilities" at February 28, 2003 is $4,180 representing the portion of severance and other exit costs not yet expended. The payment of certain termination benefits will not be completed until 2006.

The Corporation also recorded the following special charges in 2002:

* Charges associated with a product line size reduction and the elimination of the Corporation's Forget Me Not greeting card brand. These charges included $49,082 in "Material, labor and other production costs" to write down inventory, and a $16,206 reduction in "Net sales" for credits granted to customers for product on hand at their retail locations eliminated from the Corporation's brands and product lines.

* In conjunction with the integration of recently-acquired operations, facility closures and the changes in the distribution infrastructure in those countries, and to reflect the general economic downturn in the region, a pre-tax, non-cash impairment charge of $37,000 recorded in the fourth quarter to write down goodwill related to its operating units in Australasia. This amount is included in "Other (income) expense – net".

* Other special pre-tax charges of $66,838 associated with the Corporation's restructure and reorganization efforts, including project coordination and administration expenses, consultant expenses, field labor costs, system enhancements and facility closure costs.

The total pre-tax impact of these special charges was $225,841.

Also during 2002, the Corporation implemented its scan-based trading business model with two of its retail customers. The impact of its implementation was a $64,901 reduction in its "Net sales" and a $8,599 reduction in its "Material, labor and other production costs". In addition, the Corporation incurred implementation and other costs of $32,305, primarily for the initial inventory accounting procedures, system enhancements, outside consulting and other related costs, for a total pre-tax impact of $88,607.

The total pre-tax impact of special charges and the implementation of the scan-based trading business model was $314,448.

NOTE 4 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of earnings (loss) per share and earnings (loss) per share – assuming dilution:

	2003	2002	2001
Numerator (thousands):			
Net income (loss) for earnings per share	$121,106	$(122,310)	$(113,814)
Add-back – interest on convertible debt, net of tax	7,403	—	—
Net income (loss) for earnings per share – assuming dilution	$128,509	$(122,310)	$(113,814)
Denominator (thousands):			
Denominator for earnings per share – weighted average shares outstanding	65,637	63,615	63,646
Effect of dilutive securities:			
Stock options	753	—	—
Convertible debt	12,591	—	—
Denominator for earnings (loss) per share – assuming dilution – adjusted weighted average shares outstanding	78,981	63,615	63,646
Earnings (loss) per share	$ 1.85	$ (1.92)	$ (1.79)
Earnings (loss) per share - assuming dilution	$ 1.63	$ (1.92)	$ (1.79)

Certain stock options and convertible debt have been excluded for the years presented because the effect would have been antidilutive.

NOTE 5 – ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following components:

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available-For-Sale Securities	Accumulated Other Comprehensive Loss
Balance at February 29, 2000	$(32,000)	$ 4,428	$(27,572)
Other comprehensive loss	(30,350)	(257)	(30,607)
Balance at February 28, 2001	(62,350)	4,171	(58,179)
Other comprehensive (loss) income	(13,315)	1,880	(11,435)
Balance at February 28, 2002	(75,665)	6,051	(69,614)
Other comprehensive income	33,171	—	33,171
Reclassification of unrealized gain	—	(6,051)	(6,051)
Balance at February 28, 2003	$(42,494)	$ —	$(42,494)

Gross unrealized holding gains on available-for-sale securities as of February 28, 2003 and 2002 are $0 and $9,091, respectively.

NOTE 6 – INVENTORIES

	2003	2002
Raw material	$ 58,558	$ 55,949
Work in process	29,790	34,157
Finished products	236,114	240,202
	324,462	330,308
Less LIFO reserve	79,913	83,907
	244,549	246,401
Display material and factory supplies	34,258	44,403
	$ 278,807	$ 290,804

The Corporation experienced LIFO liquidations in 2003 and 2002, which increased pre-tax earnings by approximately $4,000 and $9,500, respectively.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	2003	2002
Land	$ 13,251	$ 12,801
Buildings	308,706	308,065
Equipment and fixtures	727,732	713,345
	1,049,689	1,034,211
Less accumulated depreciation	658,261	617,726
	$ 391,428	$ 416,485

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

On March 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement, which superseded APB Opinion No. 17, "Intangible Assets", eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 applies to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. Effective March 1, 2002, the Corporation discontinued amortization of its goodwill in accordance with this Statement. In 2002 and 2001, the Corporation's results included $12,389 and $8,723, respectively, of amortization expense related to goodwill included in "Other (income) expense - net" in the Consolidated Statement of Operations.

Adjusted information, assuming the adoption of the non-amortization provisions of this Statement for the years ended February 28 is as follows:

	2003	2002	2001
Reported net income (loss)	$121,106	$(122,310)	$(113,814)
Add back:			
Goodwill amortization - net of tax	—	7,718	5,184
Adjusted net income (loss)	$121,106	$(114,592)	$(108,630)
Reported earnings (loss) per share	$ 1.85	$ (1.92)	$ (1.79)
Add back:			
Goodwill amortization - net of tax	—	0.12	0.08
Adjusted earnings (loss) per share	$ 1.85	$ (1.80)	$ (1.71)
Reported earnings (loss) per share - assuming dilution	$ 1.63	$ (1.92)	$ (1.79)
Add back:			
Goodwill amortization - net of tax	—	0.12	0.08
Adjusted earnings (loss) per share - assuming dilution	$ 1.63	$ (1.80)	$ (1.71)

At February 28, 2003 and 2002, intangible assets subject to the amortization provisions of SFAS No. 142, net of accumulated amortization, were $1,779 and $1,351, respectively. The Corporation does not have any indefinite-lived intangible assets.

SFAS No. 142 also requires goodwill to be tested for impairment at least annually at a level of reporting defined in the Statement as a "reporting unit". The Corporation completed the first step of the transitional impairment test for goodwill during the second quarter of 2003 and determined there were no indicators of impairment as of March 1, 2002. The Corporation completed its annual test for impairment on December 2, 2002 and did not record an impairment charge for goodwill in 2003.

A summary of the changes in the carrying amount of the Corporation's goodwill during the twelve months ended February 28, 2003 by segment is as follows:

	Social Expression Products	American Greetings.com	Retail Operations	Non-reportable Segments	Total
Balance at March 1, 2002	$137,003	$ 42,669	$14,266	$5,257	$199,195
Foreign currency translation	10,347	—	40	82	10,469
Balance at February 28, 2003	$147,350	$42,669	$14,306	$5,339	$209,664

NOTE 9 – DEFERRED COSTS

In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. Under these agreements, the customer typically receives from the Corporation a combination of cash payments, credits, discounts, allowances and other incentive considerations to be earned by the customer as product is purchased from the Corporation over the effective time period of the agreement to meet a minimum purchase volume commitment. In the event a contract is not completed, the Corporation has a claim for unearned advances under the agreement. The Corporation periodically reviews the progress toward the commitment and adjusts the estimated amortization period accordingly to match the costs with the revenue associated with the agreement. The agreements may or may not specify the Corporation as the sole supplier of social expression products to the customer.

The Corporation classifies the total contractual amount of the incentive consideration committed to the customer but not yet earned as a deferred cost asset at the inception of an agreement, or any future amendments. Deferred costs estimated to be earned by the customer and charged to operations during the next twelve months are classified as "Prepaid expenses and other" in the Consolidated Statement of Financial Position, and the remaining amounts to be charged beyond the next twelve months are classified as "Other assets".

A portion of the total consideration may be payable by the Corporation at the time the agreement is consummated. All future payment commitments are classified as liabilities at inception until paid. The payments that are expected to be made in the next twelve months are classified as "Other current liabilities" in the Consolidated Statement of Financial Position, and the remaining payment commitments beyond the next twelve months are classified as "Other liabilities". The Corporation maintains adequate reserves for deferred costs related to supply agreements and does not expect that the non-completion of any particular contract would result in a material loss.

At February 28, 2003 and 2002, deferred costs and future payment commitments are as follow:

	2003	2002
Prepaid expenses and other	$ 180,051	$ 134,853
Other assets	667,829	814,606
Deferred cost assets	847,880	949,459
Other current liabilities	(92,005)	(111,636)
Other liabilities	(34,680)	(80,732)
Deferred cost liabilities	(126,685)	(192,368)
Net deferred costs	$ 721,195	$ 757,091

NOTE 10 – LONG AND SHORT-TERM DEBT

On July 27, 1998, the Corporation issued $300,000 of 30-year senior notes with a 6.10% coupon rate under its $600,000 shelf registration with the Securities and Exchange Commission. The majority of the proceeds was used to retire commercial paper and other short-term debt, with the remainder used for other general corporate purposes and short-term investments.

On June 29, 2001, the Corporation issued $260,000 of 11.75% senior subordinated notes, due on July 15, 2008. The transaction resulted in net proceeds to the Corporation of $244,711, after deducting underwriting discounts and transactional expenses. The majority of the proceeds was used to repay indebtedness and to provide funds for general corporate purposes. On August 28, 2001, the Corporation filed Form S-4 with the Securities and Exchange Commission as required to register this debt offering.

On June 29, 2001, the Corporation issued $175,000 of 7.00% convertible subordinated notes, due on July 15, 2006. The notes are convertible at the option of the holders into shares of the Corporation's common stock at any time before the close of business on July 15, 2006, at a conversion rate of 71.9466 common shares per $1 principal amount of notes. The convertible notes outstanding could potentially result in the issuance of approximately 12,600,000 shares of the Class A Common Stock of the Corporation. The transaction resulted in net proceeds to the Corporation of $169,589, after deducting transactional expenses. The majority of the proceeds was used to repay indebtedness and to provide funds for general corporate purposes. On August 28, 2001, the Corporation filed Form S-3 with the Securities and Exchange Commission as required to register this debt offering.

The total fair value of the Corporation's publicly traded debt, based on quoted market prices, was $802,438 (at a carrying value of $725,905) and $730,850 (at a carrying value of $724,282) at February 28, 2003 and 2002, respectively.

On August 9, 2001, the Corporation entered into a new $350,000 senior secured credit facility that was amended to $320,000 on July 22, 2002. This facility consists of three tranches: (1) a $75,000, 364-day revolving facility, of which there were no amounts outstanding at February 28, 2003; (2) a $120,000 revolving facility maturing January 15, 2006, of which there were no amounts outstanding at February 28, 2003; and (3) a $125,000 term loan maturing June 15, 2006, at an interest rate of 5.84%, of which $117,988 is outstanding at

February 28, 2003. On July 22, 2002 the Corporation exercised its option on the 364-day revolving facility for an additional 364 days. At the request of the Corporation the facility was reduced from $105,000 to $75,000. The Corporation has the option to request a one-year extension of the 364-day revolving facility. Under the terms of the facility, the Corporation will pay the outstanding balance of $117,988 of the term loan within 100 days of February 28, 2003. This item, therefore, is included as "Debt due within one year" in the Consolidated Statement of Financial Position.

The credit facility is secured by the domestic assets of the Corporation and a 66 2/3% interest in the common stock of its foreign subsidiaries. The credit facility contains various restrictive covenants which require, among other things, that the Corporation meet specified periodic financial ratios, minimum net worth, maximum leverage, and earnings requirements. The credit facility also restricts the Corporation's ability to incur additional indebtedness and to engage in acquisitions of other businesses and entities and to pay shareholder dividends. At February 28, 2003, the Corporation is in compliance with all of its debt covenants. Based on the strong improvement in its balance sheet, the Corporation has modified its debt covenants and expects to be in compliance throughout 2004.

On August 7, 2001, the Corporation entered into a three-year Accounts Receivable Securitization Financing that provides for up to $250,000 and is secured by certain trade accounts receivable. At the request of the Corporation, on August 6, 2002, the agreement was amended reducing the available financing from $250,000 to $200,000. Under the terms of the agreement, the Corporation transfers receivables to a wholly-owned consolidated subsidiary that in turn utilizes the receivables to secure borrowings through a credit facility with a financial institution. There were no borrowings outstanding under this agreement at February 28, 2003.

The Corporation's subsidiary in South Africa has credit agreements permitting borrowings of up to $3,464. At February 28, 2003 and 2002, the amount outstanding under this foreign revolving credit facility was $0 and $388, respectively, classified as short-term.

At February 28, 2003 and 2002, "Debt due within one year" consists of the following:

	2003	2002
Current maturities of long-term debt	$124,215	$ 3,123
Other short-term debt	8,965	8,597
	$133,180	$ 11,720

At February 28, 2003 and 2002, "Long-term debt" consists of the following:

	2003	2002
6.10% senior notes	$297,763	$297,426
11.75% senior subordinated notes	253,142	251,856
7.00% convertible subordinated notes	175,000	175,000
Term loan	117,988	123,125
Other	6,853	8,829
	850,746	856,236
Less current maturities	124,215	3,123
	$726,531	$853,113

Aggregate maturities of long-term debt are as follows:

2004	$124,215
2005	80
2006	—
2007	175,000
2008	—
Thereafter	551,451
	$850,746

As part of its normal operations, the Corporation provides certain financing for some of its vendors, which includes a combination of various guarantees and letters of credit. At February 28, 2003, the Corporation had credit arrangements to support the guarantees and letters of credit in the amount of $86,382 with $53,746 of open guarantees and credits outstanding.

Interest paid in cash on short-term and long-term debt was $71,092 in 2003, $68,128 in 2002 and $54,637 in 2001.

NOTE 11 – RETIREMENT PLANS

The Corporation has a non-contributory profit-sharing plan with a contributory 401(k) provision covering most of its United States employees. Contributions to the profit-sharing plan were $13,637, $4,365, and $5,175 for 2003, 2002 and 2001, respectively. The Corporation matches a portion of 401(k) employee contributions contingent upon meeting specified annual operating results goals. The Corporation's matching contributions were $4,896, $5,059, and $0 for 2003, 2002 and 2001, respectively.

The Corporation also has several defined benefit and defined contribution pension plans covering certain employees in foreign countries. The cost of these plans was not material in any of the years presented. In the aggregate, the actuarially computed plan benefit obligation approximates the fair value of the plan assets.

In 2001, the Corporation assumed the obligations and assets of Gibson's defined benefit pension plan (the Retirement Plan) which covered substantially all Gibson employees who met certain eligibility requirements. Benefits earned under the Retirement Plan have been frozen and participants no longer accrue benefits after December 31, 2000. The Corporation made a discretionary contribution to the plan assets in the fourth quarter of 2003, an amount sufficient to fully fund the Retirement Plan at February 28, 2003.

The following table sets forth summarized information on the Retirement Plan:

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$85,411	$ 95,211
Interest cost	6,045	5,898
Actuarial loss/(gain)	5,876	(8,675)
Benefit payments	(6,510)	(7,023)
Benefit obligation at end of year	90,822	85,411
Change in plan assets:		
Fair value of plan assets at beginning of year	81,657	85,948
Actual return on plan assets	1,205	2,732
Employer contributions	15,000	—
Benefit payments	(6,510)	(7,023)
Fair value of plan assets at end of year	91,352	81,657
Funded/(underfunded) status at end of year	530	(3,754)
Unrecognized loss/(gain)	2,656	(7,505)
Prepaid/(accrued) benefit cost	$ 3,186	$(11,259)
Assumptions:		
Discount rate	6.75%	7.25%
Expected return on plan assets	7.00%	7.25%

A summary of the components of net periodic cost (income) for the Retirement Plan for the years ended February 28, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Interest cost	$ 6,045	$ 5,898	$ 5,770
Expected return on plan assets	(5,490)	(6,011)	(5,858)
Net periodic benefit cost (income)	$ 555	$ (113)	$ (88)

NOTE 12 – POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time United States employees who meet certain age and service requirements. In addition, for retirements on or after January 2, 1992 the retiree must have been continuously enrolled for health care for a minimum of five years or since January 2, 1992. The plan is contributory, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance. The Corporation made significant changes to its retiree health care plan in 2002 by imposing dollar maximums on the per capita cost paid by the Corporation for future years. The Corporation maintains a trust for the payment of retiree health care benefits. This trust is funded at the discretion of management.

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 92,577	$ 113,855
Service cost	1,615	2,558
Interest cost	7,096	8,672
Participant contributions	4,222	2,593
Plan amendments	—	(50,899)
Actuarial losses	16,241	23,259
Benefit payments	(11,428)	(7,461)
Benefit obligation at end of year	110,323	92,577
Change in plan assets:		
Fair value of plan assets at beginning of year	57,543	55,593
Actual return on plan assets	(753)	1,950
Contributions	13,945	7,461
Benefit payments	(11,428)	(7,461)
Fair value of plan assets at year end	59,307	57,543
Underfunded status at end of year	(51,016)	(35,034)
Unrecognized prior service (credit)	(45,244)	(50,899)
Unrecognized loss	81,597	66,058
Accrued benefit cost	$(14,663)	$(19,875)

	2003	2002	2001
Components of net periodic benefit cost:			
Service cost	$ 1,615	$ 2,558	$ 2,402
Interest cost	7,096	8,672	6,649
Expected return on plan assets	(4,376)	(4,233)	(3,627)
Amortization of prior service cost	(5,655)	—	—
Amortization of actuarial loss	5,831	3,631	1,685
Net periodic benefit cost	$ 4,511	$ 10,628	$ 7,109
Weighted average assumptions as of February 28:			
Discount rate	6.75%	7.25%	
Expected return on assets	8.00%	8.00%	
Health care cost trend rate **decreasing 0.5% per year to 6%*	11.5%*	12.0%*	
Effect of a 1% increase in health care cost trend rate on:			
Service cost plus interest cost	$ 1,023	$ 2,034	
Accumulated postretirement benefit obligation	12,143	7,553	
Effect of a 1% decrease in health care cost trend rate on:			
Service cost plus interest cost	$ (819)	$ (1,623)	
Accumulated postretirement benefit obligation	(9,832)	(6,095)	

NOTE 13 – LONG-TERM LEASES AND COMMITMENTS

The Corporation is committed under noncancelable operating leases for commercial properties (certain of which have been subleased) and equipment, terms of which are generally less than 25 years. Rental expense under operating leases for the years ended February 28, 2003, 2002 and 2001 follows:

	2003	2002	2001
Gross rentals	$ 72,276	$ 70,705	$ 71,479
Sublease rentals	(1,549)	(1,985)	(2,611)
Net rental expense	$ 70,727	$ 68,720	$ 68,868

At February 28, 2003, future minimum rental payments for noncancelable operating leases, net of aggregate future minimum noncancelable sublease rentals, follow:

Gross rentals:	
2004	$ 51,426
2005	39,338
2006	32,688
2007	28,129
2008	24,068
Later years	54,458
	230,107
Sublease rentals	(9,933)
Net rentals	$ 220,174

NOTE 14 – COMMON SHARES AND STOCK OPTIONS

At February 28, 2003 and 2002, common shares authorized consisted of 187,600,000 Class A and 15,832,968 Class B shares.

Class A shares have one vote per share and Class B shares have ten votes per share. There is no public market for the Class B common shares of the Corporation. Pursuant to the Corporation's Amended Articles of Incorporation, a holder of Class B common shares may not transfer such Class B common shares (except to permitted transferees, a group that generally includes members of the holder's extended family, family trusts and charities) unless such holder first offers such shares to the Corporation for purchase at the most recent closing price for the Corporation's Class A common shares. If the Corporation does not purchase such Class B common shares, the holder must convert such shares, on a share for share basis, into Class A common shares prior to any transfer.

Under the Corporation's Stock Option Plans, options to purchase Class A and Class B shares are granted to directors, officers and other key employees at the then-current market price. In general, subject to continuing employment, options become exercisable commencing twelve months after date of grant in annual installments and expire over a period of not more than ten years from the date of grant. Under certain grants made in 2002, the options become exercisable when the market value of Class A shares reaches a specified share price or 18 months after the grant date, whichever occurs first. These options expire at the earlier of six months plus one day after a specified share price is reached or ten years from the date of grant. The options granted to non-employee directors become exercisable in either six installments over five years or in four installments over four years.

Stock option transactions and prices are summarized as follows:

	Number of Options		Weighted-Average Exercise Price Per Share	
	Class A	Class B	Class A	Class B
Options outstanding				
February 29, 2000	5,613,181	766,186	$25.87	$27.32
Granted	775,500	—	15.45	—
Exercised	(1,600)	—	16.53	—
Cancelled	(626,850)	(76,500)	25.16	24.15
Options outstanding				
February 28, 2001	5,760,231	689,686	$24.57	$27.67
Granted	4,847,728	442,277	10.29	9.95
Exercised	(10,600)	—	8.72	—
Cancelled	(1,566,231)	(98,590)	19.63	20.10
Options outstanding				
February 28, 2002	9,031,128	1,033,373	$17.74	$20.81
Granted	1,700,308	—	14.35	—
Exercised	(2,134,250)	(10,400)	10.05	9.95
Cancelled	(634,385)	(5,000)	22.33	27.25
Options outstanding				
February 28, 2003	7,962,801	1,017,973	$18.76	$20.89
Options exercisable at February 28:				
2003	5,268,606	1,017,973	$19.76	$20.89
2002	2,638,850	591,096	26.97	28.94
2001	2,469,531	689,686	27.44	27.74

The weighted – average remaining contractual life of the options outstanding as of February 28, 2003 is 6.7 years.

Range of exercise prices for options outstanding:

	Outstanding		Exercisable		
Exercise Price Ranges	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$ 8.50	68,600	$ 8.50	35,200	$ 8.50	7.81
9.95	2,124,751	9.95	2,124,751	9.95	8.03
10.13 - 13.52	752,964	12.77	351,649	12.57	8.98
13.65 - 14.00	1,061,680	13.99	27,000	13.81	8.92
14.11 - 18.88	768,300	16.46	281,300	17.02	8.23
20.88 - 23.56	2,180,583	23.51	1,496,083	23.51	5.72
23.69 - 29.44	704,900	26.81	657,600	26.89	3.60
29.50	1,028,400	29.50	1,025,800	29.50	3.81
29.88 - 50.25	290,446	38.92	287,046	39.01	4.56
51.63	150	51.63	150	51.63	5.34
$ 8.50 - $51.63	8,980,774		6,286,579		

The number of shares available for future grant at February 28, 2003 is 3,001,871 Class A and 533,205 Class B shares.

NOTE 15 – BUSINESS SEGMENT INFORMATION

The Corporation is organized and managed according to a number of factors, including product categories, geographic locations and channels of distribution. The Social Expression Products segment primarily designs, manufactures and sells greeting cards and other products through various channels of distribution with mass retailers as the primary channel and is managed by geographic location. As a result of the Corporation's restructure efforts in 2002, the Plus Mark, Inc. subsidiary has been reclassified to the Social Expression Products segment. This reflects the integration of the production of the domestic gift wrap and boxed card product into that subsidiary and its integration with the Social Expression Products' operations. This subsidiary now has a substantial mix of both everyday and seasonal products and as a result has similar economic characteristics with the Social Expression Products segment. This subsidiary previously was included in "Non-reportable segments", and the prior year amounts have been reclassified to conform to the current year presentation. As permitted under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", certain operating divisions have been aggregated into the Social Expression Products segment. These operating divisions have similar economic characteristics, products, production processes, types of customers and distribution methods.

The Corporation owns and operates approximately 600 card and gift retail stores in the United States and Canada through its Retail Operations segment. The stores are primarily located in malls and strip shopping centers. The stores sell products purchased from the Social Expression Products segment as well as products purchased from other vendors. Upon the adoption of EITF 01-09, as discussed in Note 1, the Retail Operations segment now meets the revenue threshold for separate disclosure required under SFAS No. 131. This segment was previously included in the "Non-reportable segments", and the prior year amounts have been reclassified to conform to the current year presentation.

AmericanGreetings.com, Inc. (92.2% owned) is an Internet-based provider of greetings and other social communication content to consumers and Internet-based businesses.

The Corporation's non-reportable operating segments include the design, manufacture and sale of non-prescription reading glasses and display fixtures.

The Corporation's senior management evaluates segment performance based on earnings before foreign currency exchange gains or losses, interest income, interest expense, centrally-managed costs and income taxes. The accounting policies of the reportable segments are the same as those described in Note 1 – Significant Accounting Policies, except those that are related to LIFO or applicable to only corporate items.

Intersegment sales from the Social Expression Products segment to the Retail Operations segment are recorded at estimated arm's-length prices. Intersegment sales and profits are eliminated in consolidation. All inventories resulting from intersegment sales are carried at cost. Accordingly, the Retail Operations segment records full profit upon its sales to consumers.

The reporting and evaluation of segment assets include net accounts receivable, inventory on a "first-in, first-out" basis, display materials and factory supplies, prepaid expenses, other assets (including net deferred costs), and net property, plant and equipment.

Segment results are reported and evaluated at consistent exchange rates between years to eliminate the impact of foreign currency fluctuations. An exchange rate adjustment is included in the reconciliation of the segment results to the consolidated results; this adjustment represents the impact on the segment results of the difference between the exchange rates used for segment reporting and evaluation and the actual exchange rates for the periods presented.

Centrally incurred and managed costs and special charges are not allocated back to the operating segments. The unallocated items include interest expense on centrally-incurred debt and domestic profit-sharing expense. In addition, the costs associated with corporate operations including the senior management, corporate finance, legal and human resource functions, among other costs, are included in the unallocated items.

As a result of the Corporation's adoption of EITF 01-09, certain amounts in the prior year financial statements have been reclassified.

Operating Segment Information

	Net Sales			Earnings		
	2003	2002	2001	2003	2002	2001
Social Expression Products	$1,639,270	$1,665,691	$1,755,078	$ 361,466	$ 310,158	$ 332,539
Intersegment items	(76,088)	(81,441)	(83,541)	(54,772)	(57,408)	(60,263)
Net	1,563,182	1,584,250	1,671,537	306,694	252,750	272,276
Retail Operations	263,888	267,239	270,318	17,616	17,419	21,316
AmericanGreetings.com	34,615	39,731	24,378	477	(2,131)	(36,065)
Non-reportable segments	105,542	116,610	113,788	17,838	35,296	19,578
Special charges	—	(102,341)	—	—	(311,971)	—
E-Greetings write down	—	—	—	—	—	(32,554)
Exchange rate adjustment	25,962	11,476	29,701	4,404	1,256	2,667
Unallocated items - net	2,671	10,381	130	(146,191)	(188,943)	(148,585)
Consolidated	$1,995,860	$1,927,346	$2,109,852	$ 200,838	$ (196,324)	$ 98,633

	Assets			Depreciation and Amortization		
	2003	2002	2001	2003	2002	2001
Social Expression Products	$1,769,712	$1,848,501	$1,927,958	$ 44,489	$ 53,373	$ 48,125
Retail Operations	92,115	94,096	111,789	8,942	12,650	13,205
AmericanGreetings.com	58,619	64,641	48,563	3,716	4,884	22,773
Non-reportable segments	110,202	103,231	118,255	5,259	9,328	9,604
Unallocated and intersegmented items	503,538	516,480	464,850	1,808	3,837	5,276
Exchange rate adjustment	49,934	(11,954)	40,659	596	236	(926)
Consolidated	$2,584,120	$2,614,995	$2,712,074	$ 64,810	$ 84,308	$ 98,057

	Capital Expenditures		
	2003	2002	2001
Social Expression Products	$ 22,191	$ 15,198	$ 56,841
Retail Operations	3,445	5,593	7,750
AmericanGreetings.com	1,014	3,223	4,741
Non-reportable segments	4,423	7,081	6,766
Exchange rate adjustment	226	(2,126)	(1,716)
Consolidated	$ 31,299	$ 28,969	$ 74,382

Other Information

	Product Information		
	2003	2002	2001
Everyday greeting cards	$ 743,805	$ 683,183	$ 831,612
Seasonal greeting cards	364,086	346,042	372,234
Gift wrapping and wrap accessories	364,961	322,931	335,290
All other	523,008	575,190	570,716
Consolidated Net Sales	$1,995,860	$1,927,346	$2,109,852

Geographic Information

	Net Sales			Fixed Assets - Net		
	2003	2002	2001	2003	2002	2001
United States	$1,633,430	$1,572,549	$1,719,437	$ 339,627	$ 366,279	$ 416,447
Foreign	362,430	354,797	390,415	51,801	50,206	60,741
Consolidated	$1,995,860	$1,927,346	$2,109,852	$ 391,428	$ 416,485	$ 477,188

NOTE 16 – INCOME TAXES

Income (loss) before income taxes and cumulative effect of accounting change:

	2003	2002	2001
United States	$158,157	$(168,972)	$ 76,159
Foreign	42,681	(27,352)	22,474
	$200,838	$(196,324)	$ 98,633

Income taxes (benefit) have been provided as follows:

	2003	2002	2001
Current:			
Federal	$ 82,475	$ (49,729)	$212,138
Foreign	9,204	4,963	(2,799)
State and local	13,808	(8,494)	21,821
	105,487	(53,260)	231,160
Deferred (principally federal)	(25,755)	(20,754)	(39,854)
	$ 79,732	$ (74,014)	$191,306

Significant components of the Corporation's deferred tax assets and liabilities at February 28, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Employee benefit and incentive plans	$ 26,312	$ 27,408
Net operating loss carryforwards	49,632	43,251
Deferred capital loss carryforward	11,394	11,394
Inventory costing	13,707	10,500
Reserves not currently deductible	73,702	94,277
Other	65,004	42,678
	239,751	229,508
Valuation allowance	(45,253)	(44,756)
Total deferred tax assets	194,498	184,752
Deferred tax liabilities:		
Depreciation	38,150	46,210
Other	11,844	19,789
Total deferred tax liabilities	49,994	65,999
Net deferred tax assets	$144,504	$118,753

Reconciliation of income tax expense (benefit) using the statutory rate and actual income tax exposure is as follows:

	2003	2002	2001
Income tax expense (benefit) at statutory rate	$ 70,293	$ (68,714)	$ 34,522
State and local income taxes, net of federal tax benefit	6,540	(6,386)	3,286
Contested liability – COLI	—	—	143,581
Deferred capital loss carryforward	—	—	11,394
Foreign differences	(456)	2,153	(6,790)
Other	3,355	(1,067)	5,313
Income tax at effective tax rate	$ 79,732	$ (74,014)	$191,306

Income taxes paid (refunded) were $169,792 in 2003, $(25,564) in 2002 and $(18,174) in 2001. Income tax payments for 2003 include payments for adjustments relating to the Corporation's corporate-owned life insurance program (COLI).

Deferred taxes have not been provided on approximately $122,980 of undistributed earnings of foreign subsidiaries since substantially all of these earnings are necessary to meet their business requirements. It is not practicable to calculate the deferred taxes associated with these earnings; however, foreign tax credits would be available to reduce federal income taxes in the event of distribution.

At February 28, 2003, the Corporation had approximately

$74,878 of foreign operating loss carryforwards, of which $53,605 have no expiration dates and $21,273 have expiration dates ranging from 2004 through 2013. In addition, the Corporation has domestic net operating loss (NOL), foreign tax credit (FTC) and alternative minimum tax (AMT) credit carryforwards of approximately $76,606, $3,401 and $944, respectively. The NOL carryforwards expire between 2009 and 2023. The FTC carryforward will expire in 2008. The AMT credit carryforward has no expiration.

Included in income tax expense in 2001 was a charge for $143,581 for tax exposure for the fiscal years ended 1992 through 1999 relating to COLI. The Corporation has reached a final negotiated settlement with the IRS for these years. The Corporation's existing tax liabilities are sufficient to absorb the remaining settlement amounts and all related obligations for all open years.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Thousands of dollars except share and per share amounts

The following is a summary of the unaudited quarterly results of operations for the years ended February 28, 2003 and 2002:

	Quarter Ended			
Fiscal 2003	**May 31**	**Aug 31**	**Nov 30**	**Feb 28**
Net sales	$484,230	$396,913	$588,811	$525,906
Gross profit	297,716	203,329	303,524	309,520
Net income (loss)	44,501	(15,785)	46,992	45,398
Earnings (loss) per share	0.68	(0.24)	0.71	0.70
Earnings (loss) per share - assuming dilution	0.60	(0.24)	0.62	0.60
Fiscal 2002				
Net sales	$394,244	$395,112	$575,881	$562,109
Gross profit	161,417	212,241	283,919	332,768
Restructure charges	52,925	—	—	3,790
Net (loss) income	(80,096)	(35,716)	6,625	(13,123)
(Loss) earnings per share*	(1.26)	(0.56)	0.10	(0.20)
(Loss) earnings per share - assuming dilution*	(1.26)	(0.56)	0.10	(0.20)

In quarters where the Corporation incurs a net loss, the Corporation does not calculate a dilutive effect on earnings (loss) per share. Therefore, the sum of the quarterly earnings (loss) per share - assuming dilution may not equal the annual totals.

** In accordance with the non-amortization provisions of SFAS No. 142 (see Note 8), the Corporation eliminated the amortization of goodwill in 2003. The pro forma effect of applying the non-amortization provisions of SFAS No. 142 for each of the quarters in 2002 would have been to decrease amortization expense by approximately $3,031 for the quarter ended May 31, 2001; $2,647 for the quarter ended August 31, 2001; $3,799 for the quarter ended November 30, 2001; and $2,912 for the quarter ended February 28, 2002, and would have resulted in (loss) earnings per share and (loss) earnings per share - assuming dilution of $(1.23), $(0.53), $0.14 and $(0.18), for each respective quarter.*

STOCK PRICES

The high and low stock prices, as reported in the New York Stock Exchange listing, for the years ended February 28, 2003 and 2002:

	2003		2002	
	High	Low	High	Low
1st Quarter	$23.80	$13.70	$14.50	$ 9.75
2nd Quarter	21.08	13.25	14.43	9.95
3rd Quarter	18.34	13.15	15.36	11.49
4th Quarter	16.70	12.41	16.00	11.98

CASH DIVIDENDS

Dividends per share declared in:	**2003**	**2002**
2nd Quarter	$ —	$ 0.10
3rd Quarter	—	0.10
	$ —	$ 0.20

SHAREHOLDERS

At February 28, 2003 the Corporation had approximately 30,000 shareholders.

SELECTED FINANCIAL DATA

Years ended February 28 or 29

Thousands of dollars except share and per share amounts*

Summary of Operations	2003	2002	2001	2000
Net sales	$ 1,995,860	$ 1,927,346	$ 2,109,852	$ 1,776,788
Gross profit	1,114,089	990,345	1,175,915	1,026,104
Restructure and other charges (gain)	—	56,715	—	38,873
Interest expense	79,095	78,599	55,387	34,255
Income (loss) before cumulative effect of accounting changes	121,106	(122,310)	(92,673)	89,999
Cumulative effect of accounting changes, net of tax	—	—	(21,141)	—
Net income (loss)	121,106	(122,310)	(113,814)	89,999
Earnings (loss) per share:				
Before cumulative effect of accounting changes	1.85	(1.92)	(1.46)	1.37
Cumulative effect of accounting changes, net of tax	—	—	(0.33)	—
Earnings (loss) per share	1.85	(1.92)	(1.79)	1.37
Earnings (loss) per share – assuming dilution	1.63	(1.92)	(1.79)	1.37
Cash dividends per share**	—	0.20	0.62	0.80
Fiscal year end market price per share	13.12	13.77	13.06	17.25
Average number of shares outstanding	65,636,621	63,615,193	63,646,405	65,591,798
Financial Position				
Accounts receivable – net	$ 309,967	$ 288,986	$ 387,534	$ 430,825
Inventories	278,807	290,804	365,221	249,433
Working capital	535,091	350,142	94,455	518,196
Total assets	2,584,120	2,614,995	2,712,074	2,517,983
Property, plant and equipment additions	31,299	28,969	74,382	50,753
Long-term debt	726,531	853,113	380,124	442,102
Shareholders' equity	1,077,464	902,419	1,047,190	1,252,411
Shareholders' equity per share	16.35	14.15	16.49	19.41
Net return on average shareholders' equity before cumulative effect of accounting changes	12.2%	(12.5)%	(8.1)%	6.9

* Share and per share amounts for 1993 have been restated to reflect the 1994 stock split.

** See quarterly results of operations for detailed table.

1999	1998	1997	1996	1995	1994	1993
$ 1,787,253	$ 1,778,799	$ 1,770,579	$ 1,669,870	$ 1,580,755	$ 1,524,061	$ 1,479,834
1,091,436	1,048,359	1,024,829	966,677	956,069	901,367	861,556
13,925	(22,125)	—	52,061	—	—	—
29,326	22,992	30,749	24,290	16,871	16,897	26,924
180,222	190,084	167,095	115,135	148,792	130,884	112,288
—	—	—	—	—	(17,182)	—
180,222	190,084	167,095	115,135	148,792	113,702	112,288
2.56	2.58	2.23	1.54	2.00	1.77	1.55
—	—	—	—	—	(0.23)	—
2.56	2.58	2.23	1.54	2.00	1.54	1.55
2.53	2.55	2.22	1.53	1.98	1.52	1.53
0.94	0.71	0.67	0.62	0.55	0.48	0.42
23.69	45.63	31.00	27.38	29.38	27.88	24.00
70,345,980	73,708,100	74,818,960	74,528,809	74,305,346	73,809,132	72,440,114
$ 390,740	$ 373,594	$ 375,324	$ 353,671	$ 324,329	$ 322,675	$ 276,932
251,289	271,205	303,611	335,074	279,270	243,357	228,123
728,144	506,029	562,148	516,346	531,199	474,280	581,651
2,419,328	2,161,464	2,135,120	2,005,832	1,761,751	1,565,234	1,548,400
60,950	67,898	92,895	91,590	97,290	102,859	77,099
463,246	148,800	219,639	231,073	74,480	54,207	169,381
1,346,611	1,345,217	1,361,655	1,235,022	1,159,541	1,053,442	952,535
19.49	18.90	18.16	16.53	15.61	14.21	13.07
13.4%	14.0%	12.9%	9.6%	13.4%	13.0%	12.4%

OVERVIEW

In 2003, the Corporation aligned its cost structure to its revenue base. The Corporation has embraced a culture of change and has established a platform for continuous improvement. As an example, the Corporation recently announced plans to significantly transform its supply chain activities in 2004.

The senior management team has established four strategic initiatives to improve both net sales and pretax income – supply chain transformation, category innovation, strategic account management and human capital development. The Corporation is committed to demonstrating continuous improvement and is confident in its ability to successfully integrate change. The financial results for 2003 reflect the success of the 2002 restructure program, as pretax margins have rebounded from the prior two fiscal years.

RESULTS OF OPERATIONS

The Corporation adopted the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), effective March 1, 2002. As a result, certain amounts related to incentive payments, amortization of deferred costs and other customer benefits in the prior year financial statements have been reclassified to conform with the 2003 presentation. For 2002, net sales; material, labor and other production costs; and selling, distribution and marketing expenses were reduced by $428.4 million, $55.2 million and $373.2 million, respectively. For 2001, net sales; material, labor and other production costs; and selling, distribution and marketing expenses were reduced by $408.9 million, $65.3 million and $343.6 million, respectively. These reclassifications did not affect net income (loss) for those periods. Throughout the discussion and analysis that follow, the amounts referred to include the reclassifications noted above.

Net Sales Overview

Consolidated net sales for the year ended February 28, 2003 were $2.0 billion, an increase of $68.5 million or 3.6% over the prior year. The 2002 amount of $1.9 billion included reductions for credits issued during 2002 for the conversion of two of the Corporation's largest customers to a scan-based trading business model, as well as for the elimination of the Forget Me Not brand ("FMN"). The net sales effect of these two initiatives explains an increase from 2002 to 2003 of $102.3 million leaving a net sales decrease from 2002 to 2003 of $33.8 million or 1.7%. The majority of this shortfall, $22.0 million, is the result of the net sales impact of businesses divested throughout 2002 while the remaining shortfall of $11.8 million is the result of continuing operations.

The net sales decrease from ongoing operations of $11.8 million from 2002 to 2003 was the result of several factors including the loss of certain store doors in the second half of the year, poor sell through of calendars, and a depressed market for advertising for the Corporation's Internet business.

Net sales for 2002 of $1.9 billion were down 8.7% from 2001. The effect of reductions taken during 2002 for the scan-based trading conversion, the elimination of the FMN product line, and Stock Keeping Units ("SKU") reductions resulted in the majority of this shortfall. These initiatives drove net sales in 2002 down from 2001 by 4.9% with the remaining shortfall of 3.8% due to soft demand in the core business.

The contribution of each major product category as a percent of net sales for the past three years is:

	2003	2002	2001
Everyday greeting cards	38%	35%	39%
Seasonal greeting cards	18%	18%	18%
Gift wrapping and wrap accessories	18%	17%	16%
All other products	26%	30%	27%

The "all other products" classification includes giftware, party goods, reading glasses, candles, balloons, calendars, custom display fixtures, educational products and stickers.

Unit and Pricing Analysis

Total greeting card sales less returns were up 0.5% in 2003 over 2002 but include the favorable impact of sales reductions in 2002 for scan based trading buybacks, the elimination of the FMN line, and the SKU reduction initiatives. Adjusting for these initiatives, combined everyday and seasonal greeting card sales less returns decreased approximately 2% in 2003. Virtually all of this decrease was reflected in lower average prices from the 2002 levels. Total unit sales of greeting cards remained flat to prior year levels.

In 2003 the Corporation had an increase in sales less returns of everyday cards of approximately 3.5% over 2002, with approximately 5.6% of the increase attributable to higher unit volume, partially offset by a reduction in average selling prices of 2.1%. Of the 5.6% increase in unit volume, approximately 4.0 percentage points is the result of scan-based trading buybacks and other initiatives in 2002. The remaining 1.6 percentage-point increase in unit sales in 2003 is the result of strong acceptance of the Corporation's value priced card products, partially offset by net store losses at two mass retail accounts and one supermarket chain. The reduction in average selling prices is primarily the result of a shift in product mix to more value priced products, which partially offset a 1.3% increase in the average price of cards at other price points.

In 2002, after adjusting for the effects of the initiatives noted above, the market for everyday products was soft for the Corporation, particularly in the United States and Australia and unit sales of everyday greeting cards declined 2.9% from 2001. Approximately half of the decline was the result of the Corporation completing its activities to reduce inventory levels at certain retailers while the remainder reflected the continuation of a slightly declining trend in everyday greeting card consumption. In 2002, the Corporation experienced a 2.8% decline in its average selling prices for these everyday cards primarily resulting from the broader distribution of value priced cards in its overall product mix. The Corporation views the introduction of lower entry price points as an important piece of its longer-term strategy.

In 2003, the Corporation had a decrease in seasonal card sales, net of provisions for returns, of 5.3% from prior year. Unit sales of seasonal greeting cards in 2003, net of provisions for returns, were down 2.5% on a consolidated basis compared to 2002. The unit volume decrease is primarily the result of net store losses in the United States market. In addition, the average selling prices for seasonal cards fell 2.8% in 2003 compared to 2002, primarily driven by mix shifts in the United States business.

Seasonal card sales, net of provisions for returns, improved 4.1% from 2001 in 2002. The 2002 performance represented a reversal of slightly declining trends seen over the past several years. The Corporation's greeting card divisions in the United States, Canada, and the United Kingdom all experienced improved seasonal card performance. In the United States, where sales less returns increased by 4.4%, the average price was reduced by approximately 5.8%. Net seasonal card unit sales were up 8.7% in 2002 from 2001 worldwide for the Corporation.

Expenses and Profit Margins

In 2003, the pretax margin of 10.1% represented a significant improvement over the 2002 pretax margin loss of (10.2%). In 2002, the Corporation incurred reductions to net sales as well as expense charges for its various initiatives involving conversion of retailers to scan-based trading, SKU reductions, plant consolidations, elimination of non-value-added activities, contractual changes and impairment charges. These initiatives represented 16.0 percentage points of the 20.3% improvement in pretax margins. The remaining 4.3 percentage-point net improvement in pretax margins is primarily the direct result of effective and sustainable cost reductions experienced throughout the entire organization during 2003.

Material, labor and other production costs for the year ended February 28, 2003 were 44.2% of net sales, a decrease from 48.6% in 2002. Material, labor and other production costs in 2002 included the following:

* A pretax charge of $49.1 million, net of LIFO valuation benefits, to reduce the value of inventory in the Corporation's domestic operations to net realizable value associated with its brand rationalization and product line reduction.

* A pretax reduction of $8.6 million related to the Corporation's conversion to scan-based trading.

* Other pretax costs of $19.6 million associated with the Corporation's reorganization of its core business, including equipment moving expenses; fixture, displayer and signage costs; and production system enhancements.

Excluding those items, material, labor and other production costs were 43.2% of net sales in 2002. The increase in this percentage in 2003 was due primarily to initial inefficiencies in the consolidation of domestic gift wrap and candle manufacturing operations. In addition, production volumes were down as the Corporation improved its net product sell through on seasonal products, resulting in higher overhead costs per unit. In 2001, material, labor and other production costs were 44.3% of net sales. The decrease from 2001 to 2002 was due to favorable production efficiencies.

Selling, distribution and marketing expenses were 31.1% of net sales for 2003 compared to 35.6% in 2002. Of the 4.5

percentage-point improvement as a percent of net sales experienced in 2003, approximately 2.7 percentage points is the result of the Corporation's previously discussed initiatives included in 2002 while the remaining improvement of 1.8 percentage points represents the substantial cost reductions realized through merchandising efficiencies, streamlined order filling costs, and reduced advertising expenditures.

In 2001, selling, distribution and marketing expenses were 34.4% of net sales compared to 32.9% in 2002 excluding $18.1 million of pretax expenses for the previously discussed business initiatives. The decrease from 2001 to 2002 was due to lower marketing costs in the Corporation's Internet unit, as well as lower advertising and sales administration expenses, which more than offset higher field expenses associated with implementing a new agreement with a major retailer.

Administrative and general expenses were $240.1 million in 2003, compared to $313.7 million in 2002 and $280.2 million in 2001. The 2002 amount included the costs of the Corporation's conversion to scan-based trading of $12.4 million and other charges for the Corporation's reorganization efforts of $13.4 million. Excluding those items, administrative and general expenses in 2003 decreased $47.7 million or 16.6% from 2002. In 2003, bad debt expense for the year was $7.2 million lower than the prior year. Additionally, the pretax cost of the corporate-owned life insurance ("COLI") program was approximately $6 million lower than the prior year, reflecting the wind-down of a portion of the program. Reduced costs for postretirement health care of approximately $6 million reflected changes in participant contributions and lower executive compensation costs contributed approximately $15 million to the reduction in administrative expenses. The increase from 2001 to 2002, excluding the charges in 2002 noted above, was due in large part to higher health care and executive compensation costs.

Interest expense was $79.1 million in 2003, compared to $78.6 million in 2002 and $55.4 million in 2001. Although debt levels were generally lower in 2003 compared to 2002, the 2003 interest expense included the impact of the 11.75% senior subordinated notes and the 7.0% convertible subordinated notes for the entire year, while the 2002 amount included interest expense for those notes for only the eight months since issuance. Those factors generally offset so that the 2003 interest expense was up only slightly from 2002. The increase from 2001 to 2002 was due to the increase in the debt levels of the Corporation to fund the reorganization and scan-based trading initiatives and other general purposes. Higher interest rates on the Corporation's new credit facilities also contributed to the increase in interest expense in 2002.

Other (income) expense – net was income of $26.9 million in 2003 compared to expense of $51.8 million in 2002 and expense of $16.8 million in 2001. The 2003 amount includes a pretax gain of $12.0 million (total proceeds of $17.0 million) on the sale of a marketable security investment held by the Corporation's United Kingdom subsidiary. Upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on March 1, 2002, the Corporation discontinued amortization of its goodwill in accordance with this Statement. In 2002 and 2001, other (income) expense – net included $12.4 million and $8.7 million, respectively, of amortization expense related to goodwill. See Notes 1 and 8 to the Consolidated Financial Statements for further discussion. In addition, the 2002 amount also included a $37 million impairment charge to reflect the pretax, non-cash write-down of goodwill associated with the Corporation's operations in Australasia as a result of restructuring the business and to address the general economic deterioration in the Pacific Rim. Also included in the 2002 amount was a charge of $9.5 million to reflect the Corporation's decision to divest of one of its operating units in the Pacific Rim region and write down the carrying value of that unit to its estimated fair value. The 2001 amount included a $32.5 million non-cash charge for the write-down of the Corporation's investment in Egreetings Network, Inc. ("Egreetings") shares acquired as part of the acquisition of Gibson Greetings, Inc., as well as an $8.4 million gain on the sale of a building.

The effective tax rates for 2003 and 2002 were 39.7% and 37.7%, respectively. These rates reflect the United States statutory rate of 35% combined with the additional net impact of the various foreign, state and local income tax rates. Certain of the Corporation's profitable foreign subsidiary results have continued to increase the effective tax rate over the past several years as the Corporation gradually loses the tax benefits of foreign losses that helped reduce its effective rates in the past.

In 2001, the Corporation recorded a charge of $143.6 million for potential tax exposure for 1992 through 1999 relating to the Corporation's COLI programs. This exposure had been previously discussed in periodic filings with the Securities and Exchange Commission ("SEC") and sufficiently provided for the effect of the adjustments by the Internal Revenue Service ("IRS") for the disallowance of certain deductions related to this insurance program. In March 2003, the Corporation entered into a final settlement agreement with the IRS regarding the COLI tax dispute. The negotiated payments were within the Corporation's previous provisions and no additional charges were necessary in 2003 or will be required going forward. As part of the settlement agreement, the Corporation surrendered certain of its insurance policies. Additionally, in 2001 the Corporation recorded the write-down of its investment in shares in Egreetings and established a valuation allowance equal to the full tax benefit of the write-down. See Note 16 to the Consolidated Financial Statements for details of the differences between taxes at the Federal statutory rate and actual tax expense (benefit).

Cumulative Effect of Accounting Change

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which, among other guidance, clarified the

Staff's views on various revenue recognition and reporting matters. As a result, effective March 1, 2000, the Corporation adopted a change in its method of accounting for certain shipments of seasonal product, which carry implied acceptance provisions. Under the new accounting method adopted retroactive to March 1, 2000, the Corporation now recognizes revenue on these seasonal shipments at the approximate date the merchandise is received by the customer, commonly referred to in the industry as the ship-to-arrive date ("STA"), and not upon shipment from the Corporation's distribution facility. STA is a more preferable method of recording revenue due to the large volumes of seasonal product shipment activity and the lead time required to achieve customer-requested delivery dates. The cumulative effect of the change in 2001 resulted in a one-time non-cash reduction to the Corporation's earnings of $21.1 million (net of tax of $12.6 million), or approximately $0.33 per share.

Impact of Initiatives – 2002

In its filing of Form 10-K for the period ended February 28, 2002 and in its subsequent Form 10-Q filings, the Corporation had discussed the progress on the implementation of its restructuring and scan-based trading initiatives. Virtually all of those initiatives were substantially completed in 2002, and the Corporation incurred total pretax charges of $314.4 million.

The scan-based trading business model represented a significant change in the Corporation's traditional business practices relative to two of its largest customers. The new relationship redefined risks and responsibilities for both parties while at the same time strengthening the reliance upon each other for a true partnering relationship.

The core of this business model rests with the Corporation providing product to the customer on a consignment basis with the Corporation recording sales to the retailer at the time a product is electronically scanned through the retailer's cash register. The need for enhanced controls on the part of both parties requires a high reliance on the compatibility and coordination of electronic data interchange.

The advance costs of converting to this new business model were substantial for both parties and indicate the commitment to a true partnering relationship. For the Corporation, the single largest financial impact related to the reversal of previous sales transactions required to revert legal ownership of the inventory at the customer's retail stores back to the Corporation. Following physical inventories conducted at each store location, the Corporation issued sales credits totaling $64.9 million to these two customers and all parties simultaneously modified their electronic inventory tracking systems accordingly. The Corporation incurred additional costs, net of inventory credits, of $23.7 million primarily for the initial inventory counting procedures, systems enhancements, outside consulting, recognition of shrink obligations and other costs related to this fundamental change in the business relationship.

The Corporation also incurred additional pretax charges of $225.8 million associated with its restructure program. The primary objectives of the restructure program were to complete the integration of recent acquisitions, rationalize the product branding strategy, significantly reduce product line sizes, consolidate manufacturing operations, and reduce costs through the elimination of non-value-added activities. The Corporation established a Project Management Office to charter, scope and track the progress of various restructuring initiatives to assure achievement of the objectives. By February 28, 2002, all projects had been completed or were substantially complete and the Corporation did not expect to incur any additional charges related to these projects going forward. The costs for these projects are summarized as follows:

* A pretax restructuring charge of $56.7 million. This pretax charge included $39.0 million for the consolidation and rationalization of certain of the Corporation's domestic and foreign manufacturing and distribution operations. These costs relate directly to employee severance and benefit termination costs, lease termination costs, and certain other costs required to exit certain facilities. In addition, the restructuring charge includes $17.7 million related to the completion of contractual changes with an online partner of the Corporation's Internet unit.

* A reduction in net sales of $16.2 million for the elimination of the FMN brand and other product line size reductions.

* A pretax charge of $49.1 million to reduce the value of inventory in the Corporation's domestic and Canadian operations to net realizable value associated with the brand rationalization and product line size reduction, highlighted by the elimination of the Corporation's FMN product brand.

* A pretax charge of $46.5 million to reduce the carrying value of the net assets of two of the Corporation's under-performing foreign operating units in the Pacific Rim.

* A pretax charge of $57.3 million for other costs related to the restructure efforts, primarily involving field execution, program administration, moving and training costs, fixed asset eliminations, and similar costs incurred at certain of the foreign subsidiaries.

In a related phase of its restructuring efforts, the Corporation realigned its borrowing capabilities and increased its potential debt capacity to approximately $1.3 billion. The new facilities are comprised of a balanced mix of senior notes, convertible notes, term loans, secured credit facilities and revolving credit facilities, all with varying maturities and interest rates.

On June 22, 2001, the Corporation entered into agreements to sell $175 million of 7.00% convertible subordinated notes due in 2006 and $260 million of 11.75% senior subordinated notes due in 2008 to qualified institutional investors. The convertible notes outstanding could potentially result in the issuance of 12.6 million shares of the Corporation's Class A Common Stock. The transactions, which closed on June 29, 2001, resulted in net proceeds to the Corporation of approximately $414.3 million, after deducting underwriting discounts and transactional expenses. The Corporation used the net proceeds from these offerings to repay indebtedness and to provide funds for other general corporate purposes. On August 28, 2001, the Corporation filed Form S-3 and Form S-4 with the SEC to register these debt offerings.

On August 9, 2001, the Corporation entered into a new $350 million senior secured credit facility that was reduced to $320 million on July 22, 2002. It consists of three tranches: a $75 million, 364-day revolving credit facility, a $120 million revolving credit facility maturing January 15, 2006, and a $125 million term loan maturing June 15, 2006, of which $118 million was outstanding at February 28, 2003. On April 7, 2003, the Corporation paid the entire $118 million outstanding amount of this term loan. On July 22, 2002, the Corporation exercised its option on the 364-day revolving facility for an additional 364 days. At the request of the Corporation, the facility was reduced from $105 million to $75 million. The credit facility contains various restrictive covenants which require, among other things, that the Corporation meet specified periodic financial ratios, minimum net worth and earnings requirements. The credit facility provides for certain restrictions on the Corporation's ability to incur additional indebtedness to acquire other businesses and entities, and to pay shareholder dividends. At February 28, 2003, the Corporation is in compliance with all its debt covenants. Based on the strong improvement in its balance sheet, the Corporation has modified its debt covenants and expects to be in compliance throughout 2004. As a final piece of the debt realignment, the Corporation also entered into a three-year, $250 million credit facility secured by certain trade accounts receivable. At the request of the Corporation, on August 6, 2002, the agreement was amended reducing the available financing from $250 million to $200 million.

Restructuring Activities - 2002

During 2002, the Corporation recorded a $56.7 million restructure charge as discussed above. This restructure charge included $29.0 million for employee termination benefits, $2.1 million for facility rationalization costs, $1.5 million for lease exit costs, $17.7 million for a change in the contractual relationship with a partner of the Corporation's Internet unit and $6.4 million of other costs. In total, approximately 1,600 positions were eliminated, comprised of approximately 1,200 hourly and 400 salaried positions. All activities were substantially completed by February 28, 2002.

The following table summarizes the provisions and remaining reserve associated with the restructure charge at February 28, 2003:

(Thousands of dollars)	Termination Benefits	Facility Rationalization Costs	Lease Exit Costs	Change in Contractual Relationship	Other Costs	Total
Provision in 2002	$ 29,053	$ 2,054	$ 1,500	$ 17,727	$ 6,381	$ 56,715
Non-cash charge	—	—	—	(17,727)	—	(17,727)
Cash expenditures	(11,076)	(1,829)	—	—	(6,300)	(19,205)
Balance February 28, 2002	17,977	225	1,500	—	81	19,783
Cash expenditures	(13,936)	(185)	(1,401)	—	(81)	(15,603)
Balance February 28, 2003	$ 4,041	$ 40	$ 99	$ —	$ —	$ 4,180

Included in accrued liabilities at February 28, 2003 is $4.2 million representing the portion of severance and other exit costs not yet expended. The payment of certain termination benefits will not be completed until 2006.

Net Income (Loss) and Earnings (Loss) Per Share

The net income of $121.1 million or $1.63 per share in 2003 compared to a net loss of $122.3 million or $1.92 per share in 2002. However, the net loss in 2002 was significantly impacted by the restructuring and other charges discussed above; the total impact of these charges was to reduce pretax earnings by $314.4 million. The net loss of $113.8 million or $1.79 per share for 2001 included non-cash charges of $143.6 million for disputed deductions with the IRS relating to the Corporation's COLI programs and $32.5 million for the write-down of the Corporation's 19.6% investment in shares of Egreetings. Also included was a charge of $21.1 million for the cumulative effect of accounting changes related to the recording of certain seasonal shipments required by the issuance of SAB 101.

SEGMENT INFORMATION

The Corporation is organized and managed according to a number of factors, including product categories, geographic locations and channels of distribution.

The Social Expression Products segment primarily designs, manufactures and sells greeting cards and other products through various channels of distribution with mass retailers as the primary channel and is managed by geographic location. As a result of the Corporation's restructure efforts in 2002, the Plus Mark, Inc. subsidiary has been reclassified to the Social Expression Products segment. This reflects the integration of the production of the domestic gift wrap and boxed card product into that subsidiary and its integration with the Social Expression Products' operations. This subsidiary now has a substantial mix of both everyday and seasonal products and as a result has similar economic characteristics with the Social Expression Products segment. This subsidiary previously was included in non-reportable segments, and the prior year amounts have been reclassified to conform to the current year presentation. As permitted under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," certain operating divisions have been aggregated into the Social Expression Products segment. These operating divisions have similar economic characteristics, products, production processes, types of customers and distribution methods.

The Corporation owns and operates approximately 600 card and gift retail stores in the United States and Canada through its Retail Operations segment. The stores are primarily located in malls and strip shopping centers. The stores sell products purchased from the Social Expression Products segment and products purchased from other vendors. Upon the adoption of EITF 01-09, as discussed above, the Retail Operations segment now meets the revenue threshold for separate disclosure required under SFAS No. 131. This segment was previously included in the non-reportable segments, and the prior year amounts have been reclassified to conform to the current year presentation.

AmericanGreetings.com, Inc. is an Internet-based provider of greetings and other social communication content to consumers and Internet-based businesses.

Social Expression Products Segment

In 2002, the effect of the conversion to scan-based trading for two major United States customers was to reverse sales and the related cost of sales of product that had previously been shipped to those customers. In addition, the elimination of the Corporation's FMN brand and the associated product line size reduction resulted in credits being granted to customers for already-sold product that was eliminated from the ongoing product offerings. The Corporation also undertook a number of other restructuring and reorganization initiatives during the year. For management evaluation of its operating segments, the effects of these initiatives were excluded from the internal reporting and evaluation of the performance of the operating segments. These items are reported consistently in Note 3 to the Consolidated Financial Statements.

The net sales of the Social Expression Products segment decreased $21.1 million or 1.3% from 2002 to 2003. The decrease reflected the continued weak market demand in Australia, poor sell through on calendar products in the United States and a reduction in seasonal card shipments in an effort to further reduce return rates in all of the greeting card markets. In the United States, the impact of net store losses at several retailers was primarily offset by increased acceptance of the Corporation's entry price products.

Overall, unit sales of everyday greeting cards increased approximately 5.6% from 2002 to 2003, with higher unit volume in the United States and the United Kingdom more than offsetting decreases in the other international operations, including Australia. In the United States, approximately 4.0 percentage points of the increase is the result of prior year initiatives to convert to scan based trading and eliminations of the FMN product line. Everyday card prices decreased approximately 2.1% in 2003 from 2002, particularly in the United States. Unit sales of seasonal greeting cards decreased approximately 2.5% from 2002 to 2003 while seasonal card prices declined approximately 2.8% in 2003 from 2002.

The net sales of the segment decreased 5.2% from 2001 to 2002, as unit sales of everyday greeting cards decreased significantly in the United States and Australia, and to a lesser extent in Canada. However, net sales of seasonal cards in this segment were up approximately 4% in 2002 from 2001.

Segment earnings increased $53.9 million or 21.3% from 2002 to 2003. Improved earnings in the United States and the United Kingdom more than offset declines in Australia from 2002 to 2003. The increase in earnings reflects operating expense reductions in several areas as a result of the restructuring activities in 2002, particularly order filling, field sales, merchandiser and administration expenses.

Segment earnings decreased 7.2% in 2002 from 2001, which was due to the lower sales of higher-margin everyday greeting cards in the United States. Earnings were improved, however, in other countries where the Social Expression Products segment has operations, including Canada, the United Kingdom, Mexico and South Africa. The improvement in these countries was attributable to benefits relating to the various restructure and other cost-saving initiatives undertaken in 2000.

Retail Operations
Net sales in the Retail Operations segment decreased $3.4 million or 1.3% in 2003 from 2002, after decreasing $3.1 million or 1.1% in 2002 from 2001. Comparable same-store sales, however, were slightly up in 2003 from 2002. In 2003, the Corporation closed 28 stores and opened 11 new stores and ended the year with 603 operating outlets.

Segment profits, however, increased $0.2 million or 1.1% in 2003 from 2002, reflecting expense reductions that more than offset the lower sales level and continued emphasis on improving the overall portfolio of stores by closing poor performing locations. Segment profits decreased $3.9 million in 2002 from 2001, as the savings in expenses did not offset the decline in sales.

AmericanGreetings.com, Inc. Segment
In March 2001, AmericanGreetings.com, Inc. acquired Egreetings Network, Inc., a company that operated an online card and entertainment Internet site. In September 2001, AmericanGreetings. com, Inc. acquired the BlueMountain.com division of At Home Corporation. The BlueMountain.com division also operated an online card and entertainment Internet site.

Net sales of AmericanGreetings.com, Inc. decreased $5.1 million or 12.9% in 2003 from 2002, reflecting a $16.1 million decrease in advertising revenue that was only partially offset by an increase in the subscription-fee based business that began in December 2001. By the end of 2003, the Corporation had approximately 2 million paid subscribers. Net sales increased 63.0% in 2002 compared to 2001, as a strong advertising market drove this revenue from $17.4 million in 2001 to $30.5 million in 2002.

AmericanGreetings.com, Inc. continued to make progress in 2003 in terms of profitability. Earnings increased to a profit of $0.5 million from the 2002 loss of $2.1 million. The segment loss of $2.1 million in 2002 excludes a $17.7 million charge related to the completion of contractual changes with an online strategic partner. The reduction in the segment loss from $36.1 million in 2001 was due to the higher revenues as well as lower expenses due to the contractual changes noted above.

Unallocated Items
Centrally incurred and managed costs and charges for the previously identified business initiatives are not allocated back to the operating segments. The unallocated items include interest expense of $79.1 million in 2003 on centrally-incurred debt and domestic profit-sharing expense of $13.6 million. In addition, the costs associated with corporate operations including the senior management staff, corporate finance, legal, human resource functions, insurance programs and certain other programs, among other costs, are included in the unallocated items totaling $53.5 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provided $77.0 million in 2003 compared to $36.4 million in 2002 and $109.8 million in 2001. The overall increase from 2002 to 2003 reflects the improvement in net income, a significant shift in deferred costs-net amounts between 2002 and 2003 as amortization exceeded payments, and continued improvements in working capital, partially offset by a payoff of the Corporation's COLI tax settlement and the discretionary funding of the Gibson Retirement Income Plan, a defined benefit plan.

Accounts receivable, net of the effect of acquisitions and divestitures, used $15.6 million in cash in 2003, compared to generations of $94.9 million in 2002 and $29.2 million in 2001. The decrease of $94.9 million in 2002 reflected strong cash collections during the year, aided in part by the conversion to scan-based trading for two major customers. Upon conversion to scan-based trading, customer payment terms improved and leveled seasonal peaks in their accounts receivable.

Inventories, net of the effects of acquisitions and divestitures, decreased $18.3 million in 2003, compared with a decrease of $63.9 million in 2002 and an increase of $46.6 million in 2001. The decrease in 2003 reflects the favorable impacts of plant consolidations and SKU reductions undertaken in the prior year, as well as reduced seasonal card production as gross outbound shipments were reduced in an effort to control return rates. The decrease in 2002 included inventory write-downs of $49.1 million, net of LIFO valuation benefits, recorded during the year, combined with the eliminations of the FMN product line, but partially offset by a $17 million increase related to the Corporation's conversion to scan-based trading.

Deferred costs – net represents payments under agreements with retailers net of the related amortization of those payments. During 2003, amortization exceeded payments by $39.7 million; in 2002, payments exceeded amortization by $124.8 million. The 2002 amount reflected the Corporation's significant expansion of its agreements with three major customers while the 2003 amount reflects a lower level of additions for new or amended contracts. In 2001, amortization exceeded cash payments by $4.1 million. Payments are made under new, existing, amended and extended agreements, and a portion of the year-to-year fluctuation in these amounts is due to the timing of various payment and effective dates of the agreements. However,

these deferred costs are amortized against operations over the estimated periods of the agreements, so that the effect on earnings approximates the associated revenue streams. Total commitments under the agreements are capitalized as deferred costs when the agreements are consummated, and any future payment commitments are recorded as liabilities at that time. See Note 9 to the Consolidated Financial Statements for further discussion of deferred costs related to customer agreements. See "Critical Accounting Policies" below for further discussion related to the accounting treatment of customer agreements.

Accounts payable and other liabilities decreased $106.1 million in 2003 compared to a decrease of $37.2 million in 2002 and an increase of $87.3 million in 2001. The decrease in 2003 was due primarily to payments to settle the disputed income tax liability associated with the Corporation's COLI program. The decrease in 2002 was due to decreases in income taxes payable and dividends payable, offset partially by the liabilities established in connection with the 2002 restructure charge, primarily for employee severance payment obligations. The decrease in income taxes payable reflected the tax benefits of the loss incurred by the Corporation in 2002, and the decrease in dividends payable reflected the elimination of quarterly shareholder dividend payments. The increase in 2001 was due to the increase in income taxes payable that year for the recording of $143.6 million for the COLI tax exposure, partially offset by cash payments associated with the 2000 restructuring activities and with the integration costs of acquisitions.

The net amount of $22.5 million used for business acquisitions and divestitures in 2002 represents the cash price paid of $35.0 million for the BlueMountain.com acquisition, less $12.5 million received in the sale of a domestic business unit, M&D Balloons. The 2001 amount of $180.0 million includes primarily the net cash payments of $139 million made that year for the completion of the acquisition of Gibson and $31 million paid for the acquisition of CPS.

Capital expenditures were $31.3 million in 2003, up slightly from $29.0 million in 2002, as the Corporation continued to limit capital expenditures to only projects with high internal rates of returns or critical operating necessities. In 2001, capital expenditures were $74.4 million. The 2001 amount included $14 million of investments in facilities and manufacturing equipment in the United Kingdom in order to increase operating efficiency and enable facility rationalization. In addition, capital expenditures in 2001 included $7.3 million for the expansion of the acquired Contempo party goods manufacturing facility and $4.5 million related to the Gibson acquisition.

Investing activities other than acquisitions, divestitures and capital expenditures provided $44.6 million in 2003, compared to using $20.0 million in 2002 and providing $59.2 million in 2001. The COLI program provided $10.0 million during 2003 as the Corporation took further steps to wind down the program, and the sale of a marketable security investment held by the Corporation's United Kingdom subsidiary provided $17.0 million. The $20.0 million cash use in 2002 reflected additional cash required for the Corporation's COLI program that year. The cash provided in 2001 included $20.3 million of cash proceeds from the sale of a building and the settlement of a $15 million supply agreement loan.

Net cash provided from financing activities was $13.3 million in 2003. This increase was primarily due to $21.5 million provided by the exercise of stock options under employee benefit plans. The net increase of $116.7 million in short-term debt and the reduction of $124.8 million in long-term debt reflects the reclassification of the term loan agreements from long-term to short-term, as the Corporation will retire those outstanding loans in 2004.

In 2002, cash provided by financing activities was $86.1 million. The net increase in long-term debt of $473.3 million and the reduction of short-term debt reflected the Corporation's realignment of its borrowing facilities, including $260 million of 11.75% senior subordinated notes, $175 million of 7.00% convertible subordinated notes, and the borrowings made under the $320 million senior secured credit facility. These notes and the credit facility are discussed in more detail above and in Note 10 to the Consolidated Financial Statements. In 2002, the Corporation had negligible transactions affecting its outstanding shares, as there was limited stock option activity due to the lower market price of the Corporation's publicly-traded Class A shares, and the Corporation did not make any significant purchases of treasury shares.

In 2001, cash provided from financing activities was $78.8 million, primarily as a result of an increase in short-term borrowings to fund the Gibson and CPS acquisitions. During 2001, the Corporation purchased 1.0 million Class A shares at an average price of $20.56 per share or $21 million. Additionally in 2001, the Corporation purchased 1.2 million Class A shares in connection with the CPS acquisition at an average price of $20.36 per share or $24.4 million. In total in 2001, 2.2 million Class A shares were purchased at an average price of $20.46 or approximately $45 million.

A total of $26.6 million was paid as dividends to shareholders during 2002. This reduction from $52.7 million in 2001 was due to the suspension of quarterly dividend payments after the $0.10 per share dividend declared in September 2001 and paid in December 2001.

The Corporation's operating cash flow and existing credit facilities are expected to meet currently anticipated funding requirements. The seasonal nature of the business results in peak working capital requirements which are financed through short-term borrowings.

MARKET RISK

During 2002, the Corporation entered into an exclusive supply agreement with a major customer. The agreement provided for certain advances and allowances to be earned over the length of the commitment. Subsequent to entering into the agreement, the customer filed for Chapter 11 protection. The customer has assumed the supply agreement with the Corporation in its plan of reorganization, which was approved on April 22, 2003. The Corporation expects that the customer will satisfy its purchase commitments under the terms of the agreement.

The Corporation maintains adequate reserves for deferred contract costs related to supply agreements and does not expect that the non-completion of any particular contract would result in a material loss.

The Corporation's market risk is further impacted by changes in interest rates and foreign currency exchange rates. The Corporation manages interest rate exposure through a mix of fixed and floating rate debt. A significant portion of the Corporation's debt has fixed rates, limiting its exposure to fluctuations in interest rates. To date, risks associated with interest rate movements have not been significant and are not expected to be so in the near term.

Approximately 18% of the Corporation's 2003 net sales were generated from operations outside the United States. Operations in Australasia, Canada, Mexico, South Africa and the United Kingdom are denominated in currencies other than United States dollars. Each of these operations conducts substantially all of its business in its local currency and is not subject to material operational risks associated with fluctuations in exchange rates. The Corporation's net income was not materially impacted by the translation of the foreign operations' functional currencies into United States dollars. Exposure to exchange rate fluctuations historically has not been significant; however, no assurance can be given that future results will not be adversely affected by significant changes in foreign currency exchange rates.

Contractual Obligations

The following chart reflects the Corporation's contractual obligations as of February 28, 2003:

(Thousands of dollars)	Short and Long-Term Debt	Leases	Payment Commitments Under Agreements with Customers	Payment Commitments Under Royalty Agreements	Severance & Retention	Total
2004	$133,180	$ 51,426	$ 92,005	$10,278	$ 9,893	$ 296,782
2005	80	39,338	27,180	13,941	2,134	82,673
2006	—	32,688	4,799	12,520	874	50,881
2007	175,000	28,129	2,301	313	—	205,743
2008	—	24,068	400	100	—	24,568
Thereafter	551,451	54,458	—	—	—	605,909
	$859,711	$230,107	$126,685	$37,152	$12,901	$1,266,556

Excluded from the foregoing table are open purchase orders at February 28, 2003 for raw materials and supplies used in the normal course of business.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in the United States, which requires the Corporation to make estimates and assumptions (see Note 1 to the Consolidated Financial Statements).

The Corporation exercises considerable judgment in establishing estimates for certain critical accounting policies which could have a material impact in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts

The Corporation evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Corporation is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Corporation reasonably expects will be collected. In addition, the Corporation recognizes reserves for bad debts based on estimates developed by using standard quantitative measures incorporating historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the Corporation considers these balances adequate and proper, changes in

economic conditions in the retail markets in which the Corporation operates could have a material effect on the required reserve balances.

Goodwill

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired in business combinations accounted for by the purchase method. On March 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement, which superceded APB Opinion No. 17, "Intangible Assets", eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 applies to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. Upon adoption, the Corporation discontinued amortization of its goodwill in accordance with this Statement but performs an annual test for goodwill impairment. To test goodwill for impairment, the Corporation is required to estimate the fair market value of the reporting units. This fair market value model incorporates the Corporation's estimates of future cash flows, estimated allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount those estimated cash flows. Changes to management's judgments and estimates could result in a significantly different estimate of the fair market value of the reporting units, which could result in an impairment of goodwill. The Corporation will complete its annual test for impairment at the beginning of its fourth quarter.

Deferred Costs

In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. The Corporation views the use of such agreements as advantageous in developing and maintaining business with its retail customers. Under these agreements, the customer typically receives from the Corporation a combination of cash payments, credits, discounts, allowances and other incentive considerations to be earned by the customer as product is purchased from the Corporation over the stated time period of the agreement to meet a minimum purchase volume commitment. The agreements are negotiated individually to meet competitive situations and therefore, while some aspects of the agreements may be similar, important contractual terms vary. The agreements may or may not specify the Corporation as the sole supplier of social expression products to the customer.

Although risk is inherent in the granting of advances, the Corporation subjects such customers to its normal credit review. In circumstances where the Corporation is aware of a particular customer's inability to meet its performance obligation, the Corporation records a specific reserve to reduce the deferred cost asset to the Corporation's estimate of the value of future cash flows based upon expected performance. Losses attributed to these specific events have historically not been material. The balances and movement of the valuation reserve accounts are disclosed on an annual basis on Schedule II of the Annual Report on Form 10-K filed by the Corporation.

For contractual arrangements that are based upon a minimum purchase volume commitment, the Corporation periodically reviews the progress toward the volume commitment and estimates future sales expectations on an individual customer agreement basis. Factors that can affect the Corporation's estimate include store openings and closings, retail industry consolidation, amendments to the agreements, consumer shopping trends, addition or deletion of participating products, and product productivity. Based upon its review, the Corporation may modify the remaining amortization periods of individual agreements to reflect the changes in the estimates for the attainment of the minimum volume commitment in order to align amortization expense with the periods benefited. The Corporation does not make retroactive expense adjustments to prior fiscal years. The aggregate average remaining life of the Corporation's contract base is 6.5 years.

The accuracy of the Corporation's assessments of the performance-related value of a deferred cost asset related to a particular agreement and of the estimated time period of the completion of a volume commitment is based on management's ability to accurately predict certain key variables such as product demand at retail, product pricing, customer viability and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with the Corporation's internal planning. If the deferred cost assets are assessed to be recoverable, they are amortized over the periods benefited. If the carrying value of these assets is considered to be not recoverable through performance, such assets are written down as appropriate.

Sales Returns

The Corporation provides for estimated returns of seasonal cards in the same period as the related revenues are recorded. These estimates are based on historical sales returns, the amount of current year seasonal sales and other known factors. Estimated return rates utilized for establishing estimated returns reserves have approximated actual returns experience. However, actual returns may differ significantly, either favorably or unfavorably, from the estimates if factors such as the historical data the Corporation uses to calculate these estimates does not properly reflect future returns or as a result of changes in economic conditions of the customer and/or its market. The Corporation regularly monitors its actual performance to estimated rates and the losses attributable to any changes have historically not been material.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This Statement, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", provides a single accounting model for the disposal of long-lived assets. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The Corporation adopted this statement effective March 1, 2002.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", was issued. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 requires that debt extinguishment must meet the criteria under APB Opinion No. 30 to be classified as an extraordinary item. This Statement also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Corporation does not believe that adoption of this Statement will have a material impact on the financial statements of the Corporation.

In June 2002, SFAS No. 146, "Accounting for Exit or Disposal Activities", was issued. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. SFAS No. 146 requires that liabilities for one-time termination benefits that will be incurred over future service periods should be measured at the fair value as of the termination date and recognized over any future service period. These liabilities should be adjusted for subsequent changes resulting from revisions to either the timing or amount of estimated cash flows, discounted at the original credit-adjusted risk-free rate. Interest on the liability would be accreted and charged to expense as an operating item. In the normal course of business, in the fourth quarter of 2003, the Corporation undertook numerous individual and independent cost reduction programs that included charges for employee severance costs. While none of the independent programs were material individually, aggregate severance costs of $8.9 million for approximately 500 positions were recorded at the end of 2003. All affected employees were notified of termination prior to February 28, 2003, and were terminated in early 2004. All severance is expected to be paid by the end of 2004.

In November 2002, FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. No additional disclosures are required by the Corporation related to this Interpretation.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Corporation believes that the restructuring and reorganization activities it completed in 2002 will strengthen its position in the social expression industry. However, other potential challenges in the economic environment in which it operates may have negative impacts on the Corporation and its operating results in the future. These challenges include a potential decrease or deterioration of the sales levels of greeting cards, both in price and volume, purchased by the ultimate consumer at the Corporations' customers' retail locations, which may be affected in the future.

The Corporation has maintained a strong customer base in a wide variety of channels of distribution through its investment in deferred costs related to its agreements with certain retailers and other competitive arrangements. The agreements have lessened the impact to the Corporation from loss of business due to the retailer consolidations in recent years. These agreements have been a strategic element of the Corporation's growth and the financial condition of the retail customers is continually monitored and evaluated to reduce risk.

The statements contained in this document that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including but not limited to retail bankruptcies and consolidations, successful integration of acquisitions, a weak retail environment, consumer acceptance of products as priced and marketed, the impact of technology on core product sales and competitive terms of sale offered to customers. Risks pertaining specifically to the Corporation's electronic marketing business include the viability of Internet advertising as a generator of revenue and the public's continued acceptance of paid Internet greetings and other social expression products.

Board of Directors



Morry Weiss[1]
Chairman
Chief Executive Officer



James C. Spira[1]
President
Chief Operating Officer



Scott S. Cowen[2]
President
Tulane University



Stephen R. Hardis[1,2]
Chairman and Chief Executive Officer
Axcelis Technologies

Former Chief Executive Officer
Eaton Corporation



Jack Kahl[1]
President
Jack Kahl & Associates LLC



Harriet Mouchly-Weiss[2]
Founder and Managing Partner
Strategy XXI Group Inc.



Charles Ratner[1]
President and Chief Operating Officer
Forest City Enterprises Inc.



Harry H. Stone[1]
President
The Courtland Group



Dr. Jerry Sue Thornton[2]
President
Cuyahoga Community College

1 Member of Executive Committee 2 Member of Audit Committee

Senior Officers

Morry Weiss
Chairman
Chief Executive Officer

James Spira
President
Chief Operating Officer

Jeffrey Weiss
Executive Vice President
North American Greeting Cards

Zev Weiss
Executive Vice President
AG Ventures & Enterprise Mgmt.

David R. Beittel
Senior Vice President
Creative

John S. N. Charlton
Senior Vice President
International

Mary Ann Corrigan-Davis
Senior Vice President
Business Innovation

Jon Groetzinger Jr.
Senior Vice President
General Counsel & Secretary

Pamela L. Linton
Senior Vice President
Human Resources

William R. Mason
Senior Vice President
Sales – Wal-Mart

Robert Ryder
Senior Vice President
Chief Financial Officer

Patricia A. Papesh
Senior Vice President
Retail Operations

Michael Goulder
Senior Vice President
Executive Operations Officer

Erwin Weiss
Senior Vice President
Specialty Businesses

George A. Wenz
Senior Vice President
Sales, Mass Merchandise Channel

Steven Willensky
Senior Vice President
Executive Sales and Marketing

Chairman's Award Grand Winners

At American Greetings, we encourage and reward achievement, initiative and effort among all our associates. In order to model exemplary behavior for all of our associates, we continued the tradition of honoring associate excellence with our Chairman's Award program in fiscal 2003. Now in its sixth year, the program recognizes people who distinguish themselves in five separate areas. We offer our congratulations to this year's grand winners, which are profiled here.



customer service
The New York metro district team of:

Jose Cabrera, area supervisor
Jose Riba, area supervisor
Roseann Salvato, area supervisor
Renee Sturek, area supervisor
Tony Whitaker, district sales manager

This team pulled together and upheld its commitment to providing superior customer service, despite extremely difficult conditions in the wake of the Sept. 11 tragedies in New York City.



innovation
Terrill Bohlar,
senior photographer

Terrill is solely responsible for the creative concept behind our remarkably successful Twisted Whiskers greeting card program.



personal initiative
Steve Morrison,
health and safety administrator,
Danville Dist. Center

Steve has helped to change the culture of the Danville plant by installing several new safety programs that have not only reduced worker compensation costs by $166,000, but have boosted associate morale and enthusiasm as well.



team leadership
Luke Eliadis,
director of sales information

Luke led one of the key components of our recent restructuring — last year's monumental brand conversion and sku reduction program, which involved 20,000 retail accounts and a product line reduction of 33 percent.



community service (co-winners)
Judy Harber,
lithography operator,
Ripley Plant

Throughout the past 20 years, Judy has worked with mentally and physically challenged people by teaching Sunday school and by spending a week of her vacation time each year at a summer camp with her group.



David Reese,
director of research

David and his wife, Pam, have given their time, love and home to special needs children over the past 22 years. Not only have they been foster parents to 20 children, but they have also adopted five children, all of whom have special needs.

By working together, associates have made American Greetings a great company. More importantly, their commitment to our strategic initiatives will help us become an even greater company in the future.

AMERICAN GREETINGS
...says it best®

Investor Information

Corporate Address
American Greetings Corporation
World Headquarters
One American Road
Cleveland, Ohio 44144-2398
Telephone: (216) 252-7300
Facsimile: (216) 252-6777

Corporate Web Site
corporate.americangreetings.com

Annual Meeting
The 2003 Annual Shareholders' Meeting will be held at 2:30 p.m., June 27, 2003, at the Corporation's World Headquarters.

Stock Exchange Listing
American Greetings Class A common stock is listed on the New York Stock Exchange under the symbol AM. Quotes on the common stock can be obtained in most daily newspapers and online services.

Registrar and Transfer Agent
Shareholders with questions about their records, certificates, transfers, name changes and other services should contact:
National City Bank
P.O. Box 94946
Cleveland, Ohio 44101-4946

Shareholder Information
American Greetings offers Class A shareholders a convenient and cost-effective way to increase ownership in the Company through our Stock Purchase Program.

The program enables Class A shareholders to make voluntary cash payments for additional shares of the Company's Class A common stock without paying brokerage fees. For a program brochure and enrollment form, write to:
National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
Telephone: 1-800-622-6757

Form 10-K
A copy of the Corporation's Form 10-K, excluding Exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by addressing a request to the Corporate Secretary. A copy of Form 10-K is also available on the SEC filings page from the Investor Relations section of the American Greetings Corporate Web site at corporate.americangreetings.com.

Corporate News Releases
Corporate news releases are issued through PR Newswire and First Call. PR Newswire is available via most online services, PR Newswire's Web site or on the Investor Relations section of the American Greetings Corporate Web site at corporate.americangreetings.com.

Inquiries for Information
David D. Poplar
Investor Relations Manager
investor.relations@amgreetings.com

TRADEMARKS AND COPYRIGHTS

Jimmy Neutron:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, The Adventures of Jimmy Neutron, Boy Genius and all related titles, logos and characters are trademarks of Viacom International Inc.

SpongeBob SquarePants:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, SpongeBob SquarePants and all related titles, logos and characters are trademarks of Viacom International Inc. Created by Stephen Hillenburg.

Dora the Explorer:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, Nick Jr., Dora the Explorer and all related titles, logos and characters are trademarks of Viacom International Inc.

Rugrats:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, Rugrats and all related titles, logos and characters are trademarks of Viacom International Inc. Rugrats created by Arlene Klasky, Gabor Csupo and Paul Germain.

Blue's Clues:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, Nick Jr., Blue's Clues and all related titles, logos and characters are trademarks of Viacom International, Inc.

Rocket Power:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon, Nickelodeon Rocket Power and all related titles, logos and characters are trademarks of Viacom International Inc. Created by Arlene Klasky and Gabor Csupo.

Wild Thornberries:
© 2003 Viacom International Inc. All Rights Reserved. Nickelodeon,The Wild Thornberrys and all related titles, logos and characters are trademarks of Viacom International Inc. Created by Klasky Csupo, Inc.

Little Bill:
© 2003 Viacom International, Inc. All Rights Reserved. Little Bill is a trademark of Smiley, Inc.

Care Bears:
© 2003 Those Characters From Cleveland, Inc.

Strawberry Shortcake:
© 2003 Those Characters From Cleveland, Inc.

Jeff Foxworthy:
™J. Foxworthy, © 2003 J. Foxworthy and D. Boyd

Twisted Whiskers:
Twisted Whiskers™

© 2003 AGC, Inc.



AMERICAN GREETINGS
...says it best®

One American Road
Cleveland, Ohio
44144-2398

www.americangreetings.com